NO ACT PE 12/21/11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

12025509

Received SEC
FEB 14 2012
Washington, DC 20549

February 14, 2012

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-14-12

Edna M. Chism
Entergy Corporation
echism@entergy.com

Re: Entergy Corporation
Incoming letter dated December 21, 2011

Dear Ms. Chism:

This is in response to your letters dated December 21, 2011 and February 10, 2012 concerning the shareholder proposal submitted to Entergy by the New York State Common Retirement Fund. We have also received letters on the proponent's behalf dated February 6, 2012 and February 13, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Sanford J. Lewis
sanfordlewis@strategiccounsel.net

February 14, 2012

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Entergy Corporation
Incoming letter dated December 21, 2011

The proposal requests a committee of independent directors to conduct a special review of the company's nuclear safety policies and practices, including potential risks associated with seismic events in and around the company's nuclear power plants, and report to shareholders its findings.

There appears to be some basis for your view that Entergy may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that Entergy's public disclosures compare favorably with the guidelines of the proposal and that Entergy has, therefore, substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if Entergy omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Erin Purnell
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

SANFORD J. LEWIS, ATTORNEY

February 13, 2012

Via Email

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal to Entergy Regarding Special Review of Nuclear Safety Policies and Practices Submitted by New York State Common Retirement Fund

Ladies and Gentlemen:
The Comptroller of the State of New York, The Honorable Thomas P. DiNapoli, on behalf of the New York State Common Retirement Fund (the "Proponent") has submitted a shareholder Proposal (the "Proposal") to Entergy Corporation (the "Company"). I have been asked by the Proponent to respond to the Supplemental No Action request letter dated February 10, 2012, sent to the Securities and Exchange Commission by Edna M. Chism, Assistant General Counsel of Entergy.

The Company in its supplemental letter asserts that its ongoing reviews compare favorably with the guidelines of the Proposal, however, as noted in our letter there is no evidence presented by the Company that the extraordinary developments and findings of 2011 have been amply addressed by the company, and insufficient information available to shareholders in existing Company reporting to make such a determination.

The Company points to the Exxon Mobil (March 17, 2011) proposal, excluded under Rule 14a-8(i)(10), as being instructive in this regard, because that proposal sought a safety review, and yet that Company's implementation was not as fulsome as what was requested in the proposal. However, in that instance, unlike the present Proposal, the company's reporting addressed the major touch points of the proposal. Also, the Exxon Mobil proposal was not addressed toward a response to an extraordinary set of circumstances as the present Proposal is, and thus the fact pattern is an incomplete comparison.

The Exxon Mobil proposal simply requested a report on steps the company has taken to reduce the risk of accidents. The proposal went on to state that "[t]he report should describe the Board's oversight of process safety management, staffing levels, inspection and maintenance of refineries and other equipment." Although the company did not issue a Board report that specifically met those criteria, its existing reporting did address each of the touch points of safety management, staffing levels, inspection and maintenance, as well as the Board's role in oversight. By contrast, Entergy's reporting in the present matter is unresponsive and lacking in needed detail to sufficiently inform investors consistent with the guidelines of the Proposal regarding the extraordinary events of 2011.

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
413 549-7333 ph. • 781 207-7895 fax

For example, the Company has simply asserted that that it has taken 20 response measures in response to the Fukushima disaster. In particular, investors have reason to be concerned about the Company's Vermont Yankee plant, constructed in the 1970s with the same General Electric containment system used in the Fukushima Plant. In contrast to the details provided by Exxon Mobil on the issues raised by that proposal, in this instance Entergy has not published a report detailing responsive actions at a level of detail needed by investors and responsive to the questions raised. Simply stating that the Company had taken 20 response measures immediately after Fukushima, without even listing those actions, is not sufficient disclosure under the guidelines of the Proposal for its response to that matter.

Similarly, shareholders remain in the dark as to the implications of the information that emerged in 2011 regarding the greater seismic vulnerability of east coast nuclear reactors. Will this mean that the Company will have greater expenses to maintain certain of its reactors? Will it have to close certain reactors? These omissions in the Company's reporting are nontrivial distinctions from the guidelines of the proposal and therefore, the Company has not conducted reporting that compares favorably to the guidelines of the Proposal.

Further, as noted in our prior letter of February 6, 2012, the existing Board Committee appears to have failed to bring the safety of the Company's operations even up to industry averages. Therefore, the existing Board Committee does not appear a suitable vehicle for the special review sought by the Proposal.

CONCLUSION

As demonstrated above, the Proposal is not excludable Rule14a-8(i)(10). Therefore, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. In the event that the Staff should decide to concur with the Company, we respectfully request an opportunity to confer with the staff.

Please call me at (413) 549-7333 with respect to any questions or if the Staff wishes any further information.

Sincerely,

[signature]

Sanford Lewis
Attorney at Law

cc: Patrick Doherty and Jenika Conboy, Office of Comptroller, NY State
Edna M. Chism, Entergy

Entergy

Entergy Services, Inc.
639 Loyola Avenue
P.O. Box 61000
New Orleans, LA 70161
Tel 504 576 4548
Fax 504 576 4150
echism@entergy.com

Edna M. Chism
Assistant General Counsel
Legal Services

February 10, 2012

Via Electronic Mail

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street N.E.
Washington, DC 20549

Re: Entergy Corporation – Shareholder Proposal submitted by New York State Office of the State Comptroller

Ladies and Gentlemen:

This letter is submitted by Entergy Corporation, a Delaware corporation ("Entergy" or the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, in response to a letter from Sanford J. Lewis, dated February 6, 2012, concerning a shareholder proposal (the "Proposal") submitted by the New York State Office of the State Comptroller (the "Proponent"). Mr. Lewis's letter was a response to the Company's request (the "Original Company Letter") for no-action relief regarding the Proposal. For the reasons set forth in the Original Company Letter and below, the Company continues to believe that the Proposal may, pursuant to Rule 14a-8(i)(10), be excluded from the proxy materials for the Company's 2012 Annual Meeting of Stockholders (the "2012 Proxy Materials").

A copy of this letter is being e-mailed concurrently to the Proponent and to Sanford Lewis.

The Proposal

The Proposal includes the following language:

"THEREFORE, be it resolved that shareholders request that a committee of independent directors be appointed to conduct a special review of the company's nuclear safety policies and practices in light of the extraordinary developments and findings described above, including potential risks associated with seismic events in and around the company's nuclear power plants, and that that committee report to shareholders on its findings at reasonable expense and excluding proprietary or confidential information."

Analysis

Mr. Lewis' letter focuses on perceived differences between the steps that he believes would be required by the Proposal and the actions, described in the Original Company Letter, that the Company has taken and continues to take with regard to nuclear safety. As noted in the Original Company Letter, however, it is not necessary that a company, in order to rely on Rule 14a-8(i)(10), have implemented each element of a Proposal in the precise manner suggested by the proponent. Rather, the actions taken by the company must "compare favorably" with the proposal and address its "essential objectives." Here, it is clear that those standards have been met.

The Proposal asks that the Company (1) establish a committee of independent directors, (2) have that committee review the Company's nuclear safety policies and practices in light of recent developments, including "potential risks associated with seismic events in and around the company's nuclear power plants," and (3) have the committee report on its findings. As described in the Original Company Letter, Entergy already does each of these things. Entergy has established a committee of independent directors, the Nuclear Committee, to oversee nuclear safety and related matters. The Nuclear Committee reviews every aspect of the Company's nuclear safety policies and practices, a review that necessarily must be conducted in light of any and all nuclear safety issues, whether ongoing concerns or extraordinary developments.[1] Finally, as described in the Original Company Letter, the Company makes a substantial amount of information regarding its nuclear operations available on its website. These materials may not be precisely what Mr. Lewis believes is contemplated by the Proposal, but as noted above, precise correlation with the contents of a Proposal is not required in order to establish the availability of Rule 14a-8(i)(10).

The Company continues to believe that the Staff's letter in *Exxon Mobil* (March 17, 2011) is instructive. There, a proposal asked that the company inspect its safety processes in light of ongoing concerns, describe the board's oversight of safety management and report on the steps the company had taken to address those ongoing concerns. The company sought no-action relief under Rule 14a-8(i)(10), pointing in part to disclosures available on its website. In its letter opposing exclusion, the proponent complained that Exxon Mobil's disclosures were (1) not as fulsome as the proponent had contemplated and (2) did not analyze the proposal's concerns at the level of detail that the proponent desired. Nevertheless, the Staff determined that the company's pre-existing policies and procedures achieved the essential objectives of the proposal at issue and thus compared favorably with what the proponents sought. The positions of the parties in that case mirror directly the arguments between Entergy and the Proponent. The same result should apply here.

---

[1] Mr. Lewis's letter suggests that because the Nuclear Committee's duties are ongoing, they cannot compare favorably to the Proposal's request for a "special review." This argument should be rejected. The Nuclear Committee already conducts precisely the type of review that is called for by the Proposal. Whether one calls this a "special" review or an "ongoing" review, surely it can be said to "compare favorably" with the Proposal.

For the reasons stated above and in the Original Company Letter, the Company continues to believe that it has substantially implemented the Proposal within the meaning of Rule 14a-8(i)(10). Accordingly, the Proposal may be excluded from the 2012 Proxy Materials.

Conclusion

Based on the foregoing, I respectfully request your concurrence that the Proposal may be excluded from Entergy's 2012 Proxy Materials. If you have any questions regarding this request or desire additional information, please contact me at 504-576-4548.

Very truly yours,

Edna M. Chism

cc: Patrick Doherty, Director – Corporate Controller
Sanford J. Lewis, Attorney
Daniel T. Falstad
Marcus Brown

SANFORD J. LEWIS, ATTORNEY

February 6, 2012

Via Electronic Mail

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal to Entergy Regarding Special Review of Nuclear Safety Policies and Practices Submitted by New York State Common Retirement Fund

Ladies and Gentlemen:

The Comptroller of the State of New York, The Honorable Thomas P. DiNapoli, on behalf of the New York State Common Retirement Fund (the "Proponent") has submitted a shareholder Proposal (the "Proposal") to Entergy Corporation (the "Company"). I have been asked by the Proponent to respond to the No Action request letter dated December 21, 2011, sent to the Securities and Exchange Commission by Edna M. Chism, Assistant General Counsel of Entergy. In that letter, the Company contends that the Proposal may be excluded from its 2012 proxy statement by virtue of Rule 14a-8(i)(10).

I have reviewed the Proposal, as well as the letter sent by the Company, and based upon the foregoing, as well as the referenced rules, it is my opinion that the Proposal must be included in the Company's 2012 proxy materials and that it is not excludable by virtue of any of those rules.

A copy of this letter is being e-mailed concurrently to Edna M. Chism.

SUMMARY

The Proposal requests that the Company appoint a committee of independent directors to conduct a special review of the Company's nuclear safety policies and practices in light of the Fukushima nuclear disaster and other emerging information regarding seismic risk and other newly identified hazards of nuclear plants, and to report to shareholders on its findings. The Company asserts that its routine Committee reviews and sustainability reporting substantially implement this request. However, the information discernible based on the Company's letter and reports issued to date do not substantially address or compare favorably to the guidelines of the Proposal.

First, the reports issued by the Company are not responsive to the essential purposes and guidelines of the Proposal. The Company's reports talk about reviewing seismic safety, but fail to analyze for investors both whether the Entergy plants are subject to a greater magnitude of seismic risk than their design levels as sought by the Proposal and what the Company is doing

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
413 549-7333 ph. • 781 207-7895 fax

specifically to address this newly surfaced concern.

The Company's reporting also fails to provide sufficient information as to whether the Company has addressed the specific concerns regarding reactor incidents in 2010 identified in the report by the Union of Concerned Scientists ("UCS") that noted "inadequate training, faulty maintenance, poor design and failure to investigate problems thoroughly." The UCS report also recommends a set of enhanced safety measures to reduce vulnerability in event of an earthquake or other significant event such as transferring spent nuclear fuel from storage pools to dry casks once it has cooled. The Company's reporting does not clarify whether those recommendations have been followed.

Secondly, the Board's Nuclear Committee was not appointed to conduct a special review of the matters in question, but rather for routine oversight. To the Proponent's knowledge the Committee has not conducted such a special review. The record of the existing Board Committee in addressing outstanding issues at the Company does not instill confidence that the issues raised by the extraordinary information surfacing in 2011 will be effectively addressed by the existing Nuclear Committee, and therefore, the guidelines of the Proposal would be better addressed by appointing a different committee with a narrower charge of conducting a Special Review.

THE PROPOSAL

The resolved clause of the Proposal states:

> "THEREFORE, be it resolved that shareholders request that a committee of independent directors be appointed to conduct a special review of the company's nuclear safety policies and practices in light of the extraordinary developments and findings described above, including potential risks associated with seismic events in and around the company's nuclear power plants, and that that committee report to shareholders on its findings at reasonable expense and excluding proprietary or confidential information."

The concerns that are "described above" in the Proposal include new information indicating that more seismic activity is understood to be possible in the US currently than when older nuclear plants were built, and that a number of US plants are now threatened by tremors greater than they were designed to withstand. The second set of concerns is that a series of US reactor events in 2010 were caused by various shortcomings in training, maintenance, design and investigation. **The full text of the Proposal is included as Appendix 1 to this letter.**

ANALYSIS

The Proposal is not excludable as "substantially implemented."

The Company asserts that the Proposal may be omitted from the proxy pursuant to Rule 14a-8(i)(10) because it has "substantially implemented" the Proposal. To support this assertion the Company states first that its Nuclear Committee provides oversight of the Company's nuclear operations, and that this committee routinely reviews the Company's nuclear safety policies and practices, and that the Company "makes a substantial amount of information regarding its nuclear operations available to the public."

In order for a Proposal to be "substantially implemented," the actions of the Company must compare favorably to the guidelines of the Proposal. Texaco Inc. (March 28, 1991).

The Proposal asks the Company to appoint a committee of independent directors to conduct a **special review** of the Company's safety policies *in light of the extraordinary developments and findings as described in the Proposal, including the potential risks of seismic events*.

The routine efforts by the Company's nuclear committee and its routine sustainability reporting do not meet or compare favorably to essential objectives and guidelines of the Proposal. There are too many shortcomings in the Committee's review process to qualify as substantial implementation, and too little information disclosed in existing Company reporting to know whether the core concerns raised by the Proposal have been addressed.

The Company's reporting to date does not compare favorably with the Proposal's essential purposes and guidelines.

Based on the specific "concerns described above" in the Proposal, a report responsive to the Proposal and comparing favorably with its guidelines would address at least the following:

1. Analysis published for investors after the Fukushima disaster indicating changes and adjustments made to respond to the facts and lessons of that nuclear plant disaster. The commentary of the company in response to the incident is in the range of generic reassurances that it was taking enhanced responses, but lacked the necessary details to effectively inform shareholders regarding the underlying risks and risk management measures taken in response.

2. Analysis of the added vulnerability of nuclear power plants to seismic activity, specifically the potential for tremors that are of greater magnitude than the plants were designed to withstand. Although the Company's reports talk about reviewing seismic safety, they fail to analyze for investors whether the Entergy plants are subject to greater magnitude of seismic risk than their design levels and the implications for operations and costs in the event they are ill-equipped to address projected seismic risk.

3. Specific analysis of whether reactor incidents in 2010 identified in the March 2011 report by the Union of Concerned Scientists, The NRC and Nuclear Power Plants Safety in 2010: A Brighter Spotlight Needed (2011), which included an incident at Entergy's Arkansas Nuclear One plant in Russellville, Arkansas. The report had identified shortcomings leading to the events including "inadequate training, faulty maintenance, poor design and failure to investigate problems thoroughly."

The Company has not conducted a special review on the increased seismic risk around its nuclear plants, nor has it reported its findings to shareholders.

A core issue in the Proposal is recent determinations by the Nuclear Regulatory Commission ("NRC"), as reported in the *Wall Street Journal* and elsewhere, indicating that the **risks of seismic activity at Entergy and other company's facilities are greater than previously understood, meriting additional safety reviews, and potentially leading to either costly retrofits or even plant closures.**

The *Wall Street Journal* has repeatedly reported that the nuclear regulators have concluded that the risks of severe seismic activity related to nuclear power plants are greater than previously anticipated. According to the article of February 1, 2012:

> Nuclear reactors in the central and eastern U.S. face previously unrecognized threats from big earthquakes, the Nuclear Regulatory Commission said Tuesday. Experts said upgrading the plants to withstand more substantial earth movements would be costly and could force some to close.
>
> The NRC said it would require nuclear-plant operators to conduct new seismic studies for all 96 reactors in eastern and central states to determine if the plants could withstand the shaking predicted by the government's new seismic model.[1]

The full February 1 article is included as Appendix 2 of this letter. According to the news release of the Nuclear Regulatory Commission, issued January 31, 2012, "The NRC is requesting U.S. nuclear power plants to re-evaluate seismic hazards using this information as well as other guidance."[2]

The Company has four nuclear plants on the east coast—Vermont Yankee, Pilgrim, FitzPatrick, and Indian Point. Indian Point plant sits between two active seismic zones, the Ramapo and Stamford-Peekskill lines. Arkansas Nuclear One, another Entergy nuclear plant in Russellville, Arkansas is also located near the New Madrid Fault line in the Midwest.

A prior *Wall Street Journal* article of August 8, 2011, "Nuclear Site Status Checked" reported that U.S. regulators have concluded that "more seismic activity is now considered possible in the U.S. than had been understood when older plants were built." A more substantial investigation on seismic hazard was delivered by NRC's GI-199 report titled "Implications of Updated Seismic Hazard Estimates," which concluded that earthquake risk in central and eastern U.S. was higher than previously estimated.[3]

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[1] Rebecca Smith, "*New Risks for Nuclear Plants Reactors in Central, Eastern U.S. Face Greater Earthquake Threat, Study Finds,*" Wall Street Journal, February 1, 2012.
[2] http://pbadupws.nrc.gov/docs/ML1203/ML120330098.pdf
[3] http://pbadupws.nrc.gov/docs/ML0803/ML080380199.pdf

In light of these reports that a number of nuclear plants are now threatened by tremors greater than previously estimated and beyond their design capacity, the requested special review is appropriate. Once again, there is no evidence presented in public reports of the Company that it has conducted such review, and the results and findings of any such review are not currently transparent to investors, including whether there are facilities that would require costly retrofits or that might even need to be closed.

The Company has not conducted a special review that reflects the Union of Concerned Scientists' recent report, nor has it reported such findings to shareholders.

The Proposal also references as one of the concerns "described above" a March 2011 report by the Union of Concerned Scientists entitled "**The NRC and Nuclear Power Plant Safety in 2010**," which suggests an urgent need for the Company to have a third-party review on safety policies and practices. The report disclosed the alarming ongoing safety system failure at the Company's Indian Point facility, in which the Nuclear Regulatory Commission found that a refueling cavity, which was installed to prevent leakage during an earthquake, has been leaking two to twenty gallons per minute since at least 1993. The plant operators were aware of the problem, but failed to deliver on their repeated promise to fix the leak:

> NRC inspectors at Indian Point recently found that the liner has been leaking 2 to 20 gallons per minute since at least 1993 (NRC 2010v), and that the plant owner has not yet delivered on repeated promises to fix the leak. **That means the device installed to prevent leakage after an earthquake is leaking before an earthquake even occurs. [Emphasis added]**[4]

The Proponent and shareholders have no information available to know that the Company is undertaking such special reviews of these safety issues. Of potential relevance are Indian Point's continuing cases of safety violations after 2010. In 2010 at Indian Point, 600 thousand gallons of boiling radioactive waste streamed through an open valve. In a separate accident an electric transformer exploded.[5] At Vermont Yankee, tritium was found to be leaking into the ground and surface waters near the plant.

The Company claims that the 2010 Sustainability Report provides "specific information about the Company's nuclear practices and the status of its nuclear mechanisms." To the contrary, the report simply asserts that "Entergy plants are well-protected from extreme environmental hazards, including earthquakes and floods." Such generic reassurances do not satisfy the requests of the Proposal.

Also, as noted in the Proposal, the UCS report also recommends a set of enhanced safety measures to reduce vulnerability in event of an earthquake or other significant event such as transferring spent nuclear fuel from storage pools to dry casks once it has cooled. The Company's reporting does not clarify whether those recommendations have been fulfilled.

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[4] Union of Concerned Scientists, "The NRC and Nuclear Power Plant Safety In 2010," p. 38.

[5] Reuters report: http://www.reuters.com/article/2011/05/02/idUS381697982020110502

The Company's review after the Fukushima crisis was of unknown depth and in any event, the Company has not reported its findings and responsive actions to shareholders.

The Fukushima nuclear plant in Japan, struck by an earthquake and tsunami, was crippled when its back-up diesel generators, which were intended to intervene when the plant lost power, failed and led to the rise of temperature by the decaying heat of reactors.[6] Nuclear experts have pointed out that Fukushima's reactors—boiling-water reactors (BWRs) that were manufactured by General Electric—were too old to prevent the dangerous releases of radioactive material.

Vermont Yankee, one of the Company's nuclear plants in Vernon, Vermont was built in the 1970's with the same containment system that the Fukushima plant used. As far as shareholders can tell from information disclosed, the Company has not conducted a special review of Vermont Yankee's diesel system or other earthquake emergency systems.

The Company argues that its 2010 Sustainability Report "reports on precisely the concerns touched upon in the Proposal," including seismic activity. In reality, the report states only some general reassurances on seismic concerns, such as that "each Entergy site is designed to protect its emergency diesel generators from environment disasters such as earthquakes."

The Company also argues that it has satisfied the Proposal's request because after the Fukushima crisis, the Company undertook "initial reviews and identified over 20 enhancements for more robust defense in depth action to be taken... This review is being coordinated as part of the Institute of Nuclear Power Operations response." Contrary to the Company's assertion that its coordination with the Institute of Nuclear Power Operation ("INPO") will suffice to fulfill the Proposal's requests, such review cannot satisfy the Proposal because there is no information available to indicate that the rapid turnaround review immediately after the Fukushima disaster constituted a "comprehensive review" by independent committee members. To the Proponent's knowledge, the 20 enhancements that the Company asserts it has made in response to Fukushima are not disclosed in the sustainability report or other reporting to shareholders.

INPO is funded by commercial nuclear power plants, including the Company. The institute arose in the aftermath[7] of the Three Mile Island incident in 1979 as a public relations and self policing vehicle for the nuclear industry.[8] It is unclear whether the INPO's response will be available to the public, because INPO reports only to the management of the company, and generally shares its reports neither with the public nor the Nuclear Regulatory Commission.[9]

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[6] http://www.forbes.com/sites/christopherhelman/2011/03/15/explainer-what-caused-the-incident-at-fukushima-daiichi/

[7] http://bostonreview.net/BR24.5/sabel.html

[8] Hostages of Each Other: The transformation of nuclear safety since Three Mile Island, by Joseph V. Rees http://books.google.com/books?hl=en&lr=&id=IqqxTNPi3agC&oi=fnd&pg=PR7&dq=%22Institute+of+nuclear+power+operations%22&ots=piRIIPk74v&sig=BuqGPudJbWPoKdjaoUKdByBTtLU#v=onepage&q=%22Institute%20of%20nuclear%20power%20operations%22&f=false
and also, http://bostonreview.net/BR24.5/sabel.html

[9] http://www.nytimes.com/1993/12/16/us/report-says-us-inspectors-miss-atom-plants-problems.html?src=pm

Thus, the conduct of an INPO review cannot fulfill the request for review by an independent committee of the Board, nor of the reporting to shareholders that has been requested in the Proposal.

The Board Nuclear Committee was not appointed to conduct a special review of the issues in question, and has not done so.

Although the Board of Directors has long had a Nuclear Committee, the committee was not appointed to conduct a special review of the extraordinary concerns raised during 2011, and to our knowledge has not conducted such a review. The Company's letter indicates the Nuclear Committee has been in practice since 1986. Its "routine" reviews are not the "special review" sought under the resolution in light of the changed circumstances identified in the Proposal representing serious new threats and concerns. The issues raised are nonroutine matters and merit a special review to address issues the existing committee has failed to effectively address, resolve, and report upon.[10]

The Company asserts that the Nuclear Committee, which is chaired by Donald C. Hintz[11], provides "non-management oversight and review of Entergy's nuclear business activities, including, but not limited to nuclear safety, regulatory issues, operating performance and trends." However, a series of incidents since 2007, including radionuclide leaks and building collapses, raises serious questions regarding whether this Nuclear Committee is sufficiently fulfilling its role. On January 7, 2010, the Company itself filed a report to the NRC on its discovery of tritium ground water contamination at the Vermont Yankee power plant. It detected another tritium leakage from underground pipes once again on May 28, 2010.[12] According to NRC's report in August 2010 (NRC Inspection Report No. 05000271/2010009), NRC identified "performance deficiencies" associated with the first and second leak through its on-site inspection between May 25, 2010 and August 30, 2010.[13] NRC's root cause evaluation points superficially to Entergy's failure "to perform an adequate extent of condition review of the water leakage" that was already detected during troubleshooting on February 27, 2010. When one of the cooling towers of Vermont Yankee collapsed in August 2007 a Company official admitted the

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[10] A 2009 report of a Vermont Public Oversight Panel which included Peter A. Bradford, Former Commissioner of the US Nuclear Regulatory Commission and chair of the New York State Public Service Commission, and several other individuals with in-depth experience working within the nuclear industry, reviewed issues at the Vermont Yankee plant. The panel identified 81 specific problem areas that it asserted had not been adequately addressed by Entergy (or by implication, its Nuclear Committee). These newly identified problem areas impacting plant reliability included physical improvements to the plant as well as managerial system changes.
The panel expressly noted in its 2009 report that Vermont Yankee systems are designed to seismic criteria, but that the assessment criteria for new plants would assume a higher earthquake acceleration level. Oversight report at page 23. Thus, the existing Committee appears to have a long record of failing to address the concerns regarding heightened seismic risk. http://publicservice.vermont.gov/nuclear/PublicOversightPanelReportFINAL.pdf

[11] Entergy's Nuclear Committee directors list as published by Morningstar (http://bit.ly/wPuMJf), or as published by the Bloomberg Businessweek (http://bit.ly/zrUbK1)

[12] NRC 2010 report: http://pbadupws.nrc.gov/docs/ML1028/ML102860037.pdf

[13] *Id.*

Company's deficiencies in inspection as well.[14]

During 2011, according to NRC records, Entergy facilities suffered at least four " nuclear near miss" incidents according to the NRC's annual review.[15]

Furthermore, the Nuclear Regulatory Commission Action Matrix Summary (included as Appendix 3) shows where NRC has rated reactors based on their safety performance.[16] The ratings are updated quarterly by the NRC, so this image shows ratings current within the past three months. The NRC seeks to have reactors in the left-most column, the License Response Column. When performance drops, reactors move right-ward through the Action Matrix. Entergy has four reactors (Cooper, Palisades, Pilgrim, and Waterford 3) in the Regulatory Response Column. A facility appearing in the "regulatory response" column is one which has been deemed by the NRC to have conditions occurring which require more regulatory involvement than the simple baseline inspection process. There are only 16 of the nation's 104 operating reactors not in the left-most column — **Entergy owns 4 of these 16.**

Exhibit C in Entergy's letter contains the charter for its Nuclear Committee. The charter of the Nuclear Committee states that **it will assess its effectiveness annually**. Does the Nuclear Committee judge itself to be effective when four of Entergy's reactors are rated by the NRC as under-performers? According to Entergy's website (http://www.entergy-nuclear.com/plant_information/default.aspx), the Company operates 12 reactors (the list to the left of this Entergy website contains ten nuclear plants with Arkansas Nuclear One and Indian Point each having two operating reactors for a total of 12 reactors). Thus, 40% of Entergy's nuclear plants and 33% of Entergy's reactors are NRC under-performers. By comparison, the 16 reactors nationwide that are not in the first column of NRC's Action Matrix mean that 15.4% of the US reactors are NRC under-performers -- that's less than half of Entergy's 33%. Thus, the "routine reviews" conducted by the Nuclear Committee don't appear to be effective in achieving safe performance by Entergy's fleet - as determined by non-Entergy reactors performing far better on average. **This seems further evidence that a "special review" is warranted, since the NRC matrix suggests that the routine work of the Nuclear Committee appears ineffectual even at ensuring that the Company is at the industry's average level of safety.**

[14] http://bit.ly/AinDfp

[15] Analysis compiled by Union of Concerned Scientists, January 2012.

[16] Posted online at http://www.nrc.gov/NRR/OVERSIGHT/ASSESS/actionmatrix_summary.html

CONCLUSION

As demonstrated above, the Proposal is not excludable Rule14a-8(i)(10). Therefore, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. In the event that the Staff should decide to concur with the Company, we respectfully request an opportunity to confer with the staff.

Please call me at (413) 549-7333 with respect to any questions or if the Staff wishes any further information.

Sincerely,

Sanford Lewis
Attorney at Law

cc: Patrick Doherty and Jenika Conboy, Office of Comptroller, NY State
Edna M. Chism, Entergy

Appendix 1: The Proposal

SPECIAL BOARD REVIEW OF NUCLEAR POWER SAFETY ISSUES

WHEREAS, the Fukushima nuclear crisis in Japan, brought on by an earthquake and tsunami, and the August, 2011 earthquake on the US east coast, have drawn increased attention to issues related to nuclear power safety, and

WHEREAS, Entergy currently owns and operates six nuclear power plants in New York, Vermont, Massachusetts, Arkansas, and Mississippi, and

WHEREAS, independent studies have indicated that nuclear power plants continue to experience problems with safety-related equipment and worker errors that increase the risk of damage to the reactor cores, and that recognized but misdiagnosed or unresolved problems often cause significant events at nuclear plants, or increase their severity, and

WHEREAS, a March, 2011 report by the Union of Concerned Scientists analyzed a series of U.S. reactor incidents in 2010 that prompted special intervention by the Nuclear Regulatory Commission("NRC"), including an incident at Entergy's Arkansas Nuclear One plant in Russellville, Arkansas. The report found that these events were caused by a variety of shortcomings such as "inadequate training, faulty maintenance, poor design, and failure to investigate problems thoroughly (Union of Concerned Scientists, The NRC, and Nuclear Power Plant Safety in 2010: A Brighter Spotlight Needed (2011)), http://www.ucsusa.org/assets/documents/nuclear_power/nrc-2010-full-report.pdf, and

WHEREAS, this report recommends that companies operating nuclear plants adopt enhanced safety measures, including transferring spent nuclear fuel from storage pools to dry casks once it has cooled, and that companies comply fully with fire protection regulations issued by the NRC in 1980 and 2004 -- recommendations which could help to reduce the plants' vulnerabilities in the event of an earthquake or other significant event, and

WHEREAS, following the August, 2011 earthquake on the U.S. east coast, the Wall Street Journal reported that U.S. regulators have concluded that "more seismic activity is now considered possible in the U.S. than had been understood when older plants were built", ("Nuclear Site Status Checked" Wall Street Journal 8 Aug. 2011), and that a number of U.S. plants were now threatened by tremors greater than they were designed to withstand. (Dominion Resource's North Anna Power Station in Virginia, located 10 miles from the epicenter of the August 23,2011 5.8 magnitude earthquake, lost normal grid power and was shut down for several months),

THEREFORE, be it resolved that shareholders request that a committee of independent directors be appointed to conduct a special review of the company's nuclear safety policies and practices in light of the extraordinary developments and findings described above, including potential risks associated with seismic events in and around the company's nuclear power plants, and that that committee report to shareholders on its findings at reasonable expense and excluding proprietary or confidential information.

Appendix 3

Nuclear Regulatory Commission
Action Matrix Summary

▲ Action Matrix Summary

Licensee Response Column	Regulatory Response Column	Degraded Cornerstone Column	Multiple/Repetitive Degraded Cornerstone Column	Unacceptable Performance Column
Arkansas Nuclear 1	Brunswick 1	Perry 1	Browns Ferry 1	
Arkansas Nuclear 2	Brunswick 2	Susquehanna 1		
Beaver Valley 1	Byron 2			
Beaver Valley 2	Cooper			
Braidwood 1	Crystal River 3			
Braidwood 2	Ginna			
Browns Ferry 2	Limerick 2			
Browns Ferry 3	Millstone 2			
Byron 1	Palisades			
Callaway	Pilgrim 1			
Calvert Cliffs 1	Prairie Island 1			
Calvert Cliffs 2	Sequoyah 1			
Catawba 1	Waterford 3			
Catawba 2				
Clinton				
Columbia Generating Station				
Comanche Peak 1				
Comanche Peak 2				

Entergy

Entergy Services, Inc.
639 Loyola Avenue
P.O. Box 61000
New Orleans, LA 70161
Tel 504 576 4548
Fax 504 576 4150
echism@entergy.com

Edna M. Chism
Assistant General Counsel
Legal Services

December 21, 2011

Via Electronic Mail

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street N.E.
Washington, DC 20549

Re: Entergy Corporation – Shareholder Proposal submitted by New York State Office of the State Comptroller

Ladies and Gentlemen:

This letter is submitted by Entergy Corporation, a Delaware corporation ("Entergy" or the "Company"), pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended, to notify the Securities and Exchange Commission (the "Commission") of Entergy's intention to exclude from its proxy materials for its 2012 Annual Meeting of Shareholders (the "2012 Annual Meeting" and such materials, the "2012 Proxy Materials") a shareholder proposal (the "Proposal") submitted by the New York State Office of the State Comptroller (the "Proponent") and received by Entergy on November 22, 2011. Entergy intends to omit the Proposal from its 2012 Proxy Materials pursuant to Rule 14a-8(i)(10). The Company respectfully requests confirmation that the Staff of the Division of Corporation Finance (the "Staff") will not recommend to the Commission that enforcement action be taken if Entergy excludes the Proposal from its 2012 Proxy Materials for the reasons detailed below.

Entergy intends to file its definitive proxy materials for the 2012 Annual Meeting on or about March 15, 2012. In accordance with Staff Legal Bulletin 14D, this letter and its exhibits are being submitted via email. A copy of this letter and its exhibits will also be sent to the Proponent.

The Proposal

The Proposal includes the following language:

"THEREFORE, be it resolved that shareholders request that a committee of independent directors be appointed to conduct a special review of the company's nuclear safety policies and practices in light of the extraordinary developments and findings described above, including potential risks associated with seismic events in and around the company's nuclear power plants, and that that committee

> report to shareholders on its findings at reasonable expense and excluding proprietary or confidential information."

A copy of the Proposal, including its supporting statement, is attached to this letter as Exhibit A. A copy of all correspondence between the Company and the Proponent is attached as Exhibit B.

Analysis: The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(10).

Rule 14a-8(i)(10) provides that a company may exclude a proposal from its proxy materials if "the company has already substantially implemented the proposal." The Commission adopted the current version of this exclusion in 1983, and since then it has regularly concurred that when a company can demonstrate that it has already addressed each element of a proposal, that proposal may be excluded. The Company need not have implemented each element in the precise manner suggested by the proponent. Release No. 34-20091 (August 16, 1983). Rather, the actions taken by the Company must have addressed the proposal's "essential objective." *See Anheuser-Busch Companies, Inc.* (Jan. 17, 2007). Elsewhere, the Staff has articulated this standard by stating that "a determination that the company has substantially implemented the proposal depends upon whether particular policies, practices and procedures *compare favorably* with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991) (emphasis added).

In this case, it is clear that Entergy has already "substantially implemented" the Proposal and that it may therefore be excluded pursuant to Rule 14a-8(i)(10). The Proposal can be characterized as asking for three things (or, in other words, as having three "essential objectives"): (1) that the Company appoint a committee of "independent directors," (ii) that this committee "conduct a special review of the company's nuclear safety policies and practices in light of the extraordinary developments and findings described [in the Proposal's supporting statement], including potential risks associated with seismic events in and around the company's nuclear power plants" and (3) that the committee report to shareholders on its findings. As described in further detail below, the actions that the Company has already taken with respect to these matters "compare favorably" with the Proposal and exclusion pursuant to Rule 14a-8(i)(10) is therefore warranted.

1. Appointment of a Committee of Independent Directors

The Proposal calls for the appointment of a committee of independent directors to be given authority with respect to certain nuclear matters. Such a committee is already in place. Since 1986, Entergy has maintained the Nuclear Committee, a Board committee comprised entirely of independent directors, that provides oversight of the Company's nuclear operations. The Entergy Corporation Nuclear Committee Charter is attached as Exhibit C. As described in the Proxy Statement for the Company's 2011 Annual Meeting of Shareholders, the Nuclear Committee is responsible for, among other things:

"• providing non-management oversight and review of all the Company's nuclear generating plants;

• focusing on safety, operating performance, operating costs, staffing and training; and

• consulting with management concerning internal and external nuclear-related issues."

The already-existing Nuclear Committee, which met seven times during 2010, mirrors the committee called for by the first element of the Proposal.

2. Review of the Company's Nuclear Safety Policies and Practices

The Proposal requests that the committee to be appointed "conduct a special review of the company's nuclear safety policies and practices." Reviewing the company's "nuclear safety policies and practices," however, is precisely what the Nuclear Committee already does. As stated in the Nuclear Committee Charter, the Committee provides "non-management oversight and review of Entergy's nuclear business activities, including, but not limited to nuclear safety, regulatory issues, public relations concerns, operating performance and trends, material conditions of nuclear plants, . . . and training." The Committee also reviews "significant inspection and evaluation reports performed in connection with nuclear facilities being operated, or decommissioned by Entergy," and it reviews industry-wide issues relating to regulation, nuclear waste disposal, radiation health concerns, and advances in nuclear power and research.

The Nuclear Committee conducts its meetings at the various nuclear stations owned and operated by Entergy subsidiaries. During these meetings, the directors tour the nuclear plants, meet with plant personnel, and discuss with management, among other things, the plant's operational history, safety performance, and major initiatives. At each nuclear station, the directors receive a detailed briefing on the plant's power history, performance indicators and reactor oversight process. The performance indicators and reactor oversight process include criteria created by the Institute of Nuclear Power Operations ("INPO") and the United States Nuclear Regulatory Commission ("NRC") that seek to impose standard, objective criteria for measuring the operational and safety performance of the United States' nuclear fleet. The focus of these criteria is the safe operation of nuclear power plants, and the Nuclear Committee's review assists them in their oversight of the Entergy nuclear fleet as it relates to safe and reliable operations. In addition to the detailed briefings from management personnel at the site being visited by the Nuclear Committee, the directors also receive information on the performance indicators and reactor oversight processes for the remaining Entergy nuclear sites at most meetings.

During Nuclear Committee meetings, Company executives also brief the directors on pressing issues facing the Entergy nuclear fleet or substantial projects being undertaken at any particular nuclear station. In the past year, for instance, Company executives have briefed the directors on strategies being considered, both by the industry generally and by Entergy particularly, to make existing plants safer, especially in light of events at the Fukushima nuclear plants in Japan following the earthquake and tsunami. Company executives have briefed the directors on the impact of the Fukushima events on the future of nuclear energy production and safety.

Additionally, the Nuclear Committee regularly receives briefings and provides oversight of the Company's ongoing efforts to improve training and safe operations at the Company's nuclear plants. During Nuclear Committee meetings, Company executives periodically provide the directors with detailed reporting on the financial performance of the Company's nuclear fleet and management's efforts to impose a high level of corporate oversight upon the individual plants within the Entergy nuclear fleet. These efforts are longstanding and ongoing, and the knowledge gathered by the Nuclear Committee's continual review of the Company's nuclear operations is routinely reported to the board and forms the basis for the Company's nuclear safety-related disclosures to the public.

3. Disclosure Regarding Nuclear Safety Issues

The Proposal also asks for a "report" to be issued by the requested committee on its "findings." The Company already, however, makes a substantial amount of information regarding its nuclear operations available to the public. This information is provided through at least two media: the company website, on which individuals can read about the Company's nuclear safety policies and reviews generally, as well as the annual Sustainability Report, which provides specific information about the Company's nuclear practices and the status of its nuclear safety mechanisms.

Entergy Nuclear maintains its own website through which shareholders and non-shareholders alike may access information about the Company's ongoing review of its nuclear safety policies and procedures. An overview of Entergy Nuclear's site can be found at: http://www.entergy-nuclear.com/about_us. In the "Vision and Mission" segment of the site, the Company makes clear that nuclear safety is its "[o]verriding [p]riority." In the "Regulations and Laws" segment of the site, the Company further reports that its plants have "low environmental impacts and risks," in part because the Company has implemented "multiple redundant safety systems" to ensure the safety of each facility. Under the "Business Services" section, the Company discusses the high performance ranking of its boiling and pressurized water reactors, its plans to build and implement new safety designs into proposed facilities to make them even safer than existing plants, and its efforts in collaboration with the Idaho National Laboratory and the Department of Energy to develop new "super-safe advanced reactors." The site also contains several pages of information on the Indian Point nuclear facility under the "Resource Library," with individual publications on safety procedures, safety operations and design, an overview of the plant's emergency plan, and nuclear safety information from the Nuclear Regulatory Commission.

For even more specific information, shareholders can read the annual Sustainability Report, which also addresses safety issues and the Company's ongoing review of its nuclear facilities' policies and procedures. Seismic activity was one of the driving concerns of the Proposal, and the most recent report, the 2010 Sustainability Report, was published in June 2011 after the earthquake-induced events at the nuclear facility in Fukushima, Japan. The 2010 Sustainability Report (the "Report") is available on the Company's website at: http://www.entergy.com/content/our_community/sustainability_report/2010/_aspirations.html and is attached hereto as Exhibit D. The opening paragraphs of the Report discuss the Company's safety records, its progress in reducing the number of accidents in the workplace, and Entergy's company-wide interactive initiative to instill safety as a core value in each employee's professional life. Set forth on page 8, it reports on the Company's risk management and assessment system and addresses specifically concerns about nuclear safety as follows:

> We evaluate the risks for nuclear operations for issues such as the cooling water intake structure rule, long-term spent fuel storage, license renewals, power uprates and other operational and environmental issues.
>
> The recent nuclear event in Japan highlights the need for continuous consideration of operational, procedural, and regulatory risk that is a core competency of Entergy's nuclear operations. Such devastating events as those in Japan naturally create questions about the safety of U.S. nuclear power plants. We welcome those questions and the opportunity to review where we might improve our operations in order to protect public health and safety. We strongly believe that knowing the facts will answer these questions and will also clearly demonstrate that Entergy facilities are safe and designed with a margin of safety beyond the strongest earthquake anticipated in each facility's area. In addition to the Nuclear Regulatory Commission's short term and long-terms actions outlining thorough safety reviews, an industry initiative is already underway through which Entergy plants are performing a comprehensive review of plant response to any catastrophic events. In fact, four days after the Japan event, Entergy had already undertaken initial reviews and identified over 20 enhancements for more robust defense in depth actions to be taken. At the time of this writing, this review is being coordinated as part of the Institute of Nuclear Power Operations response. INPO was formed after the Three Mile Island accident as a means of industry self-regulation, allowing Entergy and other companies to perform critical reviews of all aspects of our operations while at the same time complying with the already stringent expectations of our federal regulator.

The Report contains an entire section on the Company's Safety, Health, and Environmental Management System and policies (pp. 10-11), as well as a section on the Company's recent safety record and Comprehensive Safety Plan (pp. 13-15). Perhaps most pertinently, page 23 of the Report contains a section dedicated to reporting on the Company's nuclear fleet. Here, after conducting its annual review, the Company reports yet further on precisely the concerns touched upon in the Proposal: seismic activity; other extreme environmental hazards, such as tsunamis and floods; plant safety designs; plant shut down and cool down capabilities; and employee training for an array of lesser and greater emergencies. On this page of the Report, the online edition also includes an interactive guide called "Layers of Safety," which informs shareholders that Entergy is developing new resources to keep policymakers and investors apprised of issues facing the nuclear energy industry that will give them "a deeper understanding of Entergy's nuclear facilities, our safe approach to operations, the strength of our structural and system defenses and the training and preparedness of our employees."

Moreover, as the Company stated on page 8 of the Report, it welcomes inquiries about its nuclear fleet and has every intention of continuing to review all areas of nuclear safety through the oversight of the Nuclear Committee. The results of that ongoing review will continue to be made available to shareholders and the public in the Company's website and annual Sustainability Report.[1]

We think it clear that the Company has already addressed the "essential objectives" of the Proposal and that the Proposal may, pursuant to Rule 14a-8(i)(10), be excluded from the Proxy Materials. The *Exxon Mobil* (March 17, 2011) no-action letter is particularly instructive in this regard. In *Exxon Mobil*, the Staff determined that the company's pre-existing policies and procedures achieved the essential objectives of the proposal at issue and thus compared favorably with what the proponents sought from the company. There, the proposal asked that the company inspect its safety processes in light of ongoing concerns, describe the board's oversight of safety management, and report on the steps the company had taken to address those ongoing concerns. After being presented with publications made available on the company's website that reported on the company's safety processes, the Staff concurred that the proposal could be excluded, stating, "Based on the information you have presented, it appears that Exxon Mobil's public disclosures compare favorably with the guidelines of the proposal and that Exxon Mobil has, therefore, substantially implemented the proposal." Entergy is in a directly analogous position to Exxon Mobil; as requested in the Proposal, Entergy already has a committee of independent directors who review the full range of nuclear safety issues, and the Company discloses information to its shareholders through publications available on its website.

---

[1] In other contexts, the Staff has noted a Company's willingness to respond to inquiries as a factor on the "substantial implementation" analysis. *See Sears, Roebuck and Co.* (Feb. 23, 1998) ("There appears to be some basis for your view that the proposal may be excluded pursuant to [14a-8(i)(10)] as moot. We note in particular the Company's representation that it routinely responds to inquiries on matters relating to the subject of the proposal, including presumably any future inquiries.").

The March 17, 2011 Exxon Mobil letter cited above is only a recent example of permitted exclusion under Rule 14a-8(i)(10). The Staff has allowed numerous other shareholder proposals not unlike the Proposal to be excluded because the company already had policies and procedures in place that addressed each element of the proposal. *See Exxon Mobil* (Jan. 24, 2001) (proposal to review pipeline project, develop criteria for involvement in the project, and report to shareholders was substantially implemented by prior analysis of the project and publication of such information on company's website); *Kmart Corp.* (Feb. 23, 2000) (proposal for board to report on vendor compliance standards relating to any use of vendors with illicit labor practices was substantially implemented by prior adoption of vendor code of conduct, a third-party monitoring program, disclosure of such information in company's annual report, and routine willingness to discuss the matter with shareholders). As laid out above, the Company in fact has an existing committee of independent directors who review Entergy's nuclear safety policies and practices, and that review is necessarily in light of any and all nuclear safety issues, whether ongoing concerns or extraordinary developments. Like these other instances in which exclusions were permitted under Rule 14a-8(i)(10), the very concerns raised by the Proposal and in its supporting materials have been reviewed, addressed, and reported on by the Nuclear Committee through the Company's website and annual Sustainability Reports.

It is not clear what else the Company would need to do to implement the Proposal's essential objectives. Thus, for the reasons stated above and in accordance with Rule 14a-8(i)(10), the Company believes the Proposal may be excluded from its 2012 Proxy Materials.

Conclusion

Based on the foregoing, I respectfully request your concurrence that the Proposal may be excluded from Entergy's 2012 Proxy Materials. If you have any questions regard this request or desire additional information, please contact me at 504-576-4548.

Very truly yours,

Edna M. Chism

Edna M. Chism

EMC/cme
Attachments

cc: Patrick Doherty, Director – Corporate Controller
Robert D. Sloan
Daniel T. Falstad

Exhibit A

Proposal

Entergy

State of New York
OFFICE OF THE STATE COMPTROLLER

Patrick Doherty
Director - Corporate Governance
633 Third Avenue – 31st Floor
New York, NY 10017

Tel- (212) 681-4823
Fax- (212) 681-4468

To: Robert D. Moan

Phone Number: 504-576-4274

Fax Number: 281-297-5313

Date: 11/22/11

Pages ~~to follow~~: 3

Message:

THOMAS P. DiNAPOLI
STATE COMPTROLLER

STATE OF NEW YORK
OFFICE OF THE STATE COMPTROLLER

PENSION INVESTMENTS
& CASH MANAGEMENT
633 Third Avenue-31st Floor
New York, NY 10017
Tel: (212) 681-4489
Fax: (212) 681-4468

November 22, 2011

Robert D. Sloan
Executive Vice President, General Counsel and Secretary
Entergy Corporation
639 Loyola Avenue
New Orleans, Louisiana 70113

Dear Mr. Sloan:

The Comptroller of the State of New York, The Honorable Thomas P. DiNapoli, is the sole Trustee of the New York State Common Retirement Fund (the "Fund") and the administrative head of the New York State and Local Employees' Retirement System and the New York State Police and Fire Retirement System. The Comptroller has authorized me to inform Entergy Corporation of his intention to offer the enclosed shareholder proposal for consideration of stockholders at the next annual meeting.

I submit the enclosed proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

A letter from J.P. Morgan Chase, the Fund's custodial bank, verifying the Fund's ownership, continually for over a year, of Entergy Corporation shares, will follow. The Fund intends to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, we will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 681-4823 should you have any further questions on this matter.

Very truly yours,

Patrick Doherty
pd:jm
Enclosures

SPECIAL BOARD REVIEW OF NUCLEAR POWER SAFETY ISSUES

WHEREAS, the Fukushima nuclear crisis in Japan, brought on by an earthquake and tsunami, and the August, 2011 earthquake on the US east coast, have drawn increased attention to issues related to nuclear power safety, and

WHEREAS, Entergy currently owns and operates six nuclear power plants in New York, Vermont, Massachusetts, Arkansas, and Mississippi, and

WHEREAS, independent studies have indicated that nuclear power plants continue to experience problems with safety-related equipment and worker errors that increase the risk of damage to the reactor cores, and that recognized but misdiagnosed or unresolved problems often cause significant events at nuclear plants, or increase their severity, and

WHEREAS, a March, 2011 report by the Union of Concerned Scientists analyzed a series of U.S. reactor incidents in 2010 that prompted special intervention by the Nuclear Regulatory Commission("NRC"), including an incident at Entergy's Arkansas Nuclear One plant in Russellville, Arkansas. The report found that these events were caused by a variety of shortcomings such as "inadequate training, faulty maintenance, poor design, and failure to investigate problems thoroughly (Union of Concerned Scientists, The NRC and Nuclear Power Plant Safety in 2010: A Brighter Spotlight Needed (2011)), http://www.ucsusa.org/assets/documents/nuclear_power/nrc-2010-full-report.pdf, and

WHEREAS, this report recommends that companies operating nuclear plants adopt enhanced safety measures, including transferring spent nuclear fuel from storage pools to dry casks once it has cooled, and that companies comply fully with fire protection regulations issued by the NRC in 1980 and 2004 -- recommendations which could help to reduce the plants' vulnerabilities in the event of an earthquake or other significant event, and

WHEREAS, following the August, 2011 earthquake on the U.S. east coast, the Wall Street Journal reported that U.S. regulators have concluded that "more seismic activity is now considered possible in the U.S. than had been understood when older plants were built", ("Nuclear Site Status Checked" Wall Street Journal 8 Aug. 2011), and that a number of U.S. plants were now threatened by tremors greater than they were designed to withstand. (Dominion Resource's North Anna Power Station in Virginia, located 10 miles from the epicenter of the August 23,2011 5.8 magnitude earthquake, lost normal grid power and was shut down for several months),

THEREFORE, be it resolved that shareholders request that a committee of independent directors be appointed to conduct a special review of the company's nuclear safety policies and practices in light of the extraordinary developments and findings described above, including potential risks associated with seismic events in and around the company's nuclear power plants, and that that committee report to shareholders on its findings at reasonable expense and excluding proprietary or confidential information.

Exhibit B

Correspondence between Company and Proponent

Entergy

Entergy Services, Inc.
639 Loyola Avenue
PO Box 61000
New Orleans, LA 70161
Tel 504 576 4548
Fax 504 576 4150
echism@entergy.com

Edna M. Chism
Assistant General Counsel
Legal Services

November 29, 2011

VIA UPS

Mr. Patrick Doherty
Director – Corporate Governance
Office of the State Comptroller
State of New York
633 Third Avenue – 31st Floor
New York, New York 10017

Re: Shareholder Proposal

Dear Mr. Doherty:

We are in receipt of your letter of November 22nd which included a proposal (the "Proposal") intended for inclusion in Entergy's proxy materials (the "2012 Proxy Materials") for its 2012 Annual Meeting of Shareholders (the "2012 Annual Meeting").

As you may know, Rule 14a-8 under the Securities Exchange Act of 1934 ("Rule 14a-8") sets forth the legal framework pursuant to which a shareholder may submit a proposal for inclusion in a public company's proxy statement. Rule 14a-8(b) establishes that in order to be eligible to submit a proposal a shareholder "must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year" by the date on which the proposal is submitted. If Rule 14a-8(b)'s eligibility requirements are not met, the company to which the proposal has been submitted may, pursuant to Rule 14a-8(f), exclude the proposal from its proxy statement.

Our records indicate that you are not a registered holder of the Company's common stock. Under Rule 14a-8(b), you must therefore prove your eligibility to submit a proposal in one of two ways: (i) submitting to Entergy a written statement from the "record" holder of your common stock (usually a broker or bank) verifying that you have continuously held the requisite number of shares of common stock since at least November 22, 2010 (i.e., the date that is one year prior to the date on which you submitted the Proposal); or (ii) submitting to Entergy a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 filed by you with the Securities and Exchange Commission that demonstrates ownership of the requisite number of shares as of or before November 22, 2011, along with a written statement that (i) you have owned such shares for the one-year period prior to the date of the statement and (ii) you intend to continue to hold the shares through the date of the 2012 Annual Meeting. If you choose to submit a written statement from the record holder of your common stock to us, you must also include a statement that you intend to continue to hold the securities through the date of the 2012 Annual Meeting.

You have not yet submitted evidence establishing that you have satisfied these eligibility requirements. Unless we receive such evidence, we intend to exclude the Proposal from the 2012 Proxy Materials. Please note that if you intend to submit any such evidence, it must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter.

You may provide this information verifying your ownership of Entergy common stock by emailing it to me at echism@entergy.com, faxing it to my attention at (504) 576-4150 or mailing it to me at:

Entergy Services, Inc.
639 Loyola Avenue
L-ENT-26B
New Orleans, Louisiana 70113

If you have any questions concerning the above, please do not hesitate to contact me at (504) 576-4548.

Sincerely,

Edna M. Chism

cc: Mr. Robert D. Sloan
Mr. Daniel T. Falstad

Enter px L

State of New York
OFFICE OF THE STATE COMPTROLLER

Patrick Doherty
Director - Corporate Governance
633 Third Avenue – 31st Floor
New York, NY 10017

Tel- (212) 681-4823
Fax- (212) 681-4468

To: Edgar Chavez

Phone Number: 504-576-4214

Fax Number: 281-297-5313

Date: 12/6/11

Pages ~~to follow~~: 2

Message: Letter from JP Morgan attached

J.P.Morgan

Daniel F. Murphy
Vice President
Client Service
Worldwide Securities Services

December 5, 2011

Edna M. Chism, Assistant General Counsel
Entergy Services, Inc
639 Loyola Avenue
L-ENT-26B
New Orleans, LA 70113

Dear Ms. Chism,

This letter is in response to a request by The Honorable Thomas P. DiNapoli, New York State Comptroller as sole Trustee of the New York State Common Retirement Fund, regarding confirmation from J.P. Morgan Chase, that the New York State Common Retirement Fund has been a beneficial owner of Entergy Services, Inc. continuously for at least one year as of November 22, 2011.

Please note, that J.P. Morgan Chase, as custodian and a member of the Depository Trust Company (DTC), for the New York State Common Retirement Fund, held a total of 833,688 shares of common stock as of November 22, 2011 and continues to hold shares in the company. The value of the ownership had a market value of at least $2,000.00 for at least twelve months prior to said date.

If there are any questions, please contact me or Miriam Awad at (212) 623-8481.

Regards,

Daniel F. Murphy

cc: Patrick Doherty – NSYCRF
Gianna McCarthy – NYSCRF
Elaine Reilly – NYSCRF
George Wong - NYSCRF

Exhibit C

Entergy Corporation Nuclear Committee Charter

Entergy Corporation
Nuclear Committee Charter

The Nuclear Committee (Committee) assists the Board of Directors (Board) in the proper and complete discharge of its responsibilities relating to Entergy Corporation's nuclear activities.

Reporting
The Committee shall report to the Board at each regularly scheduled meeting. The Committee shall communicate its recommendations and observations directly to the Board but as to matters of immediate concern, the Committee will communicate directly with Entergy's senior nuclear management and, thereafter, to the Board.

Committee Organization
The Board shall appoint the Committee members and designate one as Chairman, who shall serve at least two years. The Committee shall conduct no less than five meetings per year, each at an Entergy nuclear plant site.

Authority
The Committee shall assist the Board in fulfilling its responsibilities of oversight and governance for the safe and efficient operation of Entergy's nuclear facilities and for prudent investments in nuclear power activities. The Nuclear Committee may request assistance from external consultants, internal staff, management and others with special competence.

Responsibility
Nuclear Operations: Provides non-management oversight and review of Entergy's nuclear business activities, including, but not limited to nuclear safety, regulatory issues, public relations concerns, operating performance and trends, material conditions of nuclear plants, operating and capital costs, financial performance and trends, staffing adequacies, labor issues, and training. In providing this oversight, the Committee may review significant inspection and evaluation reports performed in connection with nuclear facilities being operated, or decommissioned by Entergy. The Committee will report its observations and assessment of nuclear operations to the Board.

Nuclear Investments: Considers and makes recommendations to the Board with respect to major investments in nuclear projects and facilities as well as recommendations for nuclear plant operating agreements and decommissioning services contracts.

Nuclear Industry: Reviews Nuclear Industry performance and trends including industry wide operations performance, national policies affecting nuclear power, and matters related to regulatory decisions, nuclear waste disposal, radiation health concerns, legislation affecting nuclear power activities, advances in nuclear power research and development, and significant nuclear activities, both nationally and worldwide.

Nuclear Organization: Considers and reports to the Board on succession planning for nuclear management as well as major organizational and operational aspects of Entergy's nuclear facilities directed toward maintaining or improving safe, cost effective and efficient operations.

Committee Effectiveness and Scope: The Committee should assess its effectiveness and its Charter annually.

Approved this 28th day of July, 2004.

Exhibit D

Entergy Corporation 2010 Sustainability Report

2010 SUSTAINABILITY REPORT

Acting With Integrity


The Ant and the Grasshopper
IT IS BEST TO PREPARE FOR
THE DAYS OF NECESSITY.

ENVIRONMENTAL, SOCIAL AND ECONOMIC PERFORMANCE

Entergy

Company Profile

Entergy Corporation is an integrated energy company engaged primarily in electric power production and retail distribution operations. Entergy owns and operates power plants with approximately 30,000 megawatts of electric generating capacity, and it is the second-largest nuclear generator in the United States. Entergy delivers electricity to 2.7 million utility customers in Arkansas, Louisiana, Mississippi and Texas. Entergy has annual revenues of more than $11 billion and approximately 15,000 employees.

Publicly Available Reporting

Annual Reports to Shareholders, Proxy Statements
entergy.com/investor_relations/annual_publications.aspx

Investor Guides
entergy.com/investor_relations/annual_publications.aspx

Greenhouse Gas Progress Reports
entergy.com/our_community/environmental_reports.aspx

Contributions and Other Social Responsibility Initiatives
entergy.com/our_community

Low-Income Initiative
entergy.com/our_community/low_income.aspx

On the Brink: The Home Energy Affordability Gap
entergy-neworleans.com/global/our_community/advocate/GAP.pdf

The Economic Development Impact of Home Energy Assistance
entergy-neworleans.com/global/our_community/advocate/colton_assistance.pdf

The Economics of Education – Public Benefits of High-Quality Preschool Education for Low-Income Children
entergy-neworleans.com/global/our_community/advocate/education_book.pdf

Sustainability Reports
entergy.com/our_community/environment.aspx

Global Sullivan Principles
www.thesullivanfoundation.org/about/global_sullivan_principles

Profile of Reporting Organization

Entergy Corporation (NYSE: ETR)
639 Loyola Avenue
New Orleans, LA 70113
504-576-4000
entergy.com
Twitter: @EntergyMedia

Contents

Acting With Integrity

Over the past 12 years we have learned many memorable lessons and uncovered practical truths. Among these are lessons that guide us on our journey to help create a safer, cleaner, healthier and sustainable world. We believe this is a journey of vital importance to all our stakeholders and we strive each year to make meaningful and sustainable progress. In our 2010 sustainability report, we present our journey in terms of classic fables that reflect the essential principles we use to advance steadily toward our long-term safety, environmental, societal and financial aspirations.



The Ant and the Grasshopper

In a field one summer's day a Grasshopper was hopping about, chirping and singing to its heart's content. An Ant passed by, bearing along with great toil an ear of corn he was taking to the nest. "Why not come and chat with me," said the Grasshopper, "instead of toiling and moiling in that way?" "I am helping to lay up food for the winter," said the Ant, "and recommend you to do the same." "Why bother about winter?" said the Grasshopper; "we have got plenty of food at present." But the Ant went on its way and continued its toil. When the winter came the Grasshopper had no food, and found itself dying of hunger, while it saw the ants distributing every day corn and grain from the stores they had collected in the summer. Then the Grasshopper knew:

It is best to prepare for the days of necessity.

Our value system is embodied in our Code of Entegrity, which outlines all of the company's policies and ethical standards. We expect every Entergy employee to know and follow the Code. To ensure that our standards are upheld, we've contracted with an outside company to create the toll-free Ethics Line, 1-888-257-ETHIC. Code violations can be reported simply and anonymously.

To Our Stakeholders

Always ask "for whom does it serve?" Be willing to adapt your point of view and proactively manage your portfolio. Manage risk and maintain access to cash to survive and thrive. Operate with concern for safety, the environment, communities, employees, customers and shareholders. Along with others, these are principles we adhere to as we operate our business and pursue sustainable success.

Over the past 12 years, acting on these principles has led to a solid track record of performance. We have experienced setbacks in the past and did so in 2010 in certain areas. However, we continue to remain focused on our long-term progress, remembering that the journey toward sustainability is continuous. Highlights of our 12-year track record and 2010 performance include:

- We set new company safety records in numerous years. It's now the way we do business. While Entergy employees reported 111 recordable accidents in 2010, down from 324 in 1998, this performance was overshadowed by the tragic death of a contractor this year. Today, we are redoubling our efforts in this area, striving to achieve an accident-free work environment.
- We delivered top-quartile total shareholder return of 240.9 percent for the 12-year period ending Dec. 31, 2010. However, in 2010, our total shareholder return was (9.7) percent, ranking in the bottom quartile of our peer group. Even with record operational earnings per share in 2010, the market remains concerned about the commodity prices for our non-utility nuclear fleet, among other concerns. Going forward, we will leverage our ability to create value through effective portfolio management and our proven operational excellence in day-to-day initiatives to enhance our prospects even in a very difficult market.
- We were the first U.S. utility to commit to voluntarily reduce greenhouse gases. Not only are we following through, we are exceeding our commitment. We have been long-standing external advocates for sustainable carbon policies at the federal, state and local levels.
- We established the Entergy Charitable Foundation and our Low-Income initiative to address the widespread poverty in our communities. Over the past 12 years, we have contributed more than $50 million in charitable donations to programs focused on breaking the cycle of poverty. We raised more than $19 million in customer assistance funds, provided $2 million in seed money to help low-income families build assets in a program that now serves 69 communities, provided more than $20 million to help rebuild New Orleans after Katrina and much more.

As our track record demonstrates, we believe our safety, financial, environmental and societal achievements are inextricably linked. The meticulous, engaged culture that makes safety a core value is the same culture required to deliver top-quartile returns. The holistic approach that incorporates environmental considerations in our business strategies is the same approach needed to address the needs of our low-income customers. Each is integral to the whole at Entergy.

Engaging Key Stakeholders

A common thread in our 2010 efforts was undertaking initiatives to engage key stakeholders in our sustainability efforts. Examples include:

Building an Employee-Owned Safety Culture

In November 2010, Entergy launched a company-wide, interactive initiative called Remember the Reasons that enables employees, on a voluntary basis, to share photos or videos of why safety is important to them on an online "virtual bulletin board." Rather than presenting safety as a collection of charts and statistics, it engages employees by asking them to reflect on their personal reasons for making safety a core value in their life. Remember the Reasons supports our efforts to build an employee-owned safety culture, creates a link between work and personal interests and ultimately moves Entergy in the right direction to achieve the ultimate goal of zero accidents.

Building Resilient Communities

The U.S. Gulf Coast faces increased risks from natural hazards, a fact made evident in recent storms like hurricanes Katrina, Rita, Gustav and Ike. In 2010, we funded with the America's WETLAND Foundation a study that shows communities along the Gulf Coast could suffer nearly $700 billion in economic losses over the next 20 years, applying the multiplier effect, due to growing environmental risks. It is a call to arms for all policymakers and includes cost-effective steps that can be taken now to build a more resilient Gulf Coast. Entergy and America's WETLAND Foundation will take the study in 2011 and 2012 to communities along the Gulf Coast to inform local officials and other stakeholders and to help them plan for building more resilient communities.

Understanding Pathways From Poverty

Roughly 25 percent of Entergy's 2.3 million residential customers require government assistance to meet their basic daily needs, a stark fact that doesn't begin to convey the hardships faced by our low-income customers. To help key stakeholders better understand the issues related to living in poverty, Entergy New Orleans introduced the Pathways From Poverty simulation in 2010. The half-day workshop enables participants from local governments, nonprofits, schools and businesses to experience firsthand the challenges of homelessness, unemployment, securing affordable health care and child care, and others that people in poverty face daily.

Engaging Customers, Regulators and Communities

In 2010, Entergy combined its non-utility generation into one organization called Entergy Wholesale Commodities or EWC. In addition to driving increased commercial focus and greater integration and accountability for business unit risk and finance functions, the new organization creates a heightened focus on state government and regulatory affairs in Entergy's competitive markets. A dedicated governmental and regulatory affairs group is working to strengthen relationships with state, community and regulatory stakeholders that are vital to the long-term success of this business. In addition, our utility operating companies began a new multi-million dollar integrated customer communication effort to further improve customer satisfaction. Early results have been promising with the utility operating companies improving or maintaining customer satisfaction as measured in a J.D. Power residential customer survey.

I am encouraged by the multiple engagement efforts under way in the areas of safety, environmental, societal and financial performance. I believe they will help build momentum, support and a broader foundation for sustainable improvements in the future.



Advocating for an Effective Energy Policy

We also continue to advocate on a federal level for an effective energy policy that addresses the risks posed by climate change. Unfortunately, U.S. cap-and-trade legislation appears at a stalemate. There are other options. We believe Congress should (at a minimum) pursue a clean energy standard that includes nuclear, clean coal and natural gas generation as well as renewables. This is a much more balanced, practical and effective approach than a restrictive, expensive renewable energy standard that focuses solely on wind, solar, biomass and other heavily subsidized renewables.

Even as we continue to advocate for climate change policies at federal, state and local levels, Entergy is pursuing efforts to stabilize and reduce CO_2 emissions from its own operations. In 2010, we completed our second voluntary commitment to stabilize CO_2 emissions from 2006 to 2010 at 20 percent below 2000 levels. Emissions for 2006 to 2010 were more than 3 percent below our cumulative goal for the five-year period. Development work is under way on our next voluntary stabilization commitment, which we plan to announce in 2011.

Acting With Integrity

Adhering to principles. Paying attention to the whole. Acting with integrity. This is how we approach our commitment to sustainable development. We understand sustainability is a journey and the path is far from a straight line. We are encouraged by the progress we've made, determined to overcome obstacles we encounter and gratified by the support of stakeholders who are engaged and have joined with us on our journey.

J. Wayne Leonard

J. Wayne Leonard
Chairman and Chief Executive Officer

Defining Our Journey

OUR ASPIRATIONS, POINTS OF VIEW AND VALUES

Defining a journey involves setting a destination and choosing a path to get there. At Entergy, our aspirations, points of view and values define our journey. We set specific aspirations for our financial, environmental and societal performance, and we track our progress each year. In our 2006 annual report we presented our five-year aspirations for 2006 through 2010. A summary of the progress we made in 2010 against key measures in each aspiration is detailed below.

We aspire to continually deliver top-quartile total shareholder return. Over the past 12-year period ending Dec. 31, 2010, Entergy delivered top-quartile total shareholder return of 240.9 percent. In 2010, our total shareholder return was (9.7) percent, ranking in the bottom quartile of our peer group. Going forward, we're focused on accumulating cash to fund opportunistic investments consistent with our points of view. Through these efforts, we plan to leverage our proven ability to create value through effective portfolio management, which we believe when combined with operational excellence in day-to-day initiatives, can over time improve our returns to top quartile.

We aspire to provide clean, reliable and affordable power in our utility business. In 2010, the utility operating companies improved their customer service performance as measured by outage frequency, outage duration and regulatory outage complaints. Also in 2010, we completed our second voluntary five-year commitment to stabilize our CO_2 emissions with actual emissions that were more than 3 percent better than our cumulative five-year emissions target of 20 percent below year 2000 levels.

We aspire to operate safe, secure and vital nuclear resources in an environment that is expected to grow over the long term and be carbon-constrained. We created a non-utility generation organization in 2010 called Entergy Wholesale Commodities, which brings greater commercial, risk management and regulatory focus to all of our non-utility businesses. In 2010, EWC continued efforts toward obtaining 20-year license renewals at Indian Point, Pilgrim and Vermont Yankee. Also in 2010, our non-utility nuclear operations set new records as measured by outage performance and continuous runs. In the near term, EWC is currently among the best-positioned non-utility generators providing certainty in a bearish environment, having executed significant hedging for 2011 and 2012 based on our point of view for those periods. Over the longer term, EWC is focused on capturing the potential upside for the business from the positive effects of ongoing economic growth and new environmental regulation.

We aspire to break the cycle of poverty and contribute to a society that is healthy, educated and productive. In 2010, we raised $2.3 million in bill payment assistance funds from our customers, employees and shareholders. We aggressively advocated for increased funding of the federal Low Income Home Energy Assistance Program. In 2010, Entergy and the Entergy Charitable Foundation gave $16.3 million in grants, many of which fund programs to help break the cycle of poverty. We also helped support the weatherization of more than 7,000 homes across our utility service territories, which lowers utility bills for our customers and reduces damaging CO_2 emissions.

Our Points of View

Entergy is a point-of-view-driven company with a sustainable approach to business. We use sophisticated analyses to develop informed points of view on key issues that affect our business. Our points of view are dynamic, changing with market conditions, and they determine our strategies. We also consider sustainability when setting our strategies by evaluating and optimizing their safety, economic, environmental and societal impact. We believe we must make progress simultaneously along multiple dimensions to truly succeed for all our stakeholders. Our current points of view on the key issues of safety, diversity and inclusion, environmental protection and preservation, social responsibility and risk are presented here.

Safety

We believe safety must be a core value for every employee and contractor. Our policies, systems and metrics are designed to foster an employee-owned safety culture that actively engages everyone from entry-level employees to the office of the chief executive. We celebrate safety accomplishments and systematically analyze performance gaps to identify and address root causes.

Diversity and Inclusion

We believe a diverse workforce brings greater insights to our operations and contributes to our long-term success. The fact that Entergy Chairman and CEO J. Wayne Leonard is chair of the Executive Diversity and Inclusion Council is an indication of the importance Entergy's leaders ascribe to diversity and inclusion. We expect Entergy employees to embrace this point of view in their daily work. We also strive to ensure our employees are fully engaged in their careers by providing ample opportunities to develop and grow.

Environmental Protection and Preservation

As an organization, we have a responsibility to protect and preserve our environment. We believe we should conduct our operations in a manner that minimizes our environmental impact. We recognize the importance of preserving our finite global supply of clean air and water as well as the biodiversity that exists within ecosystems, regions and across our planet. We also believe in aggressively advocating for public policies consistent with our points of view on the environment. We have long believed that greenhouse gas emissions have a harmful impact on our environment. We continue to advocate aggressively to local, state and federal policymakers for the timely implementation of effective climate change regulations.

Social Responsibility

As an organization, we are only as strong as the communities we serve. We aspire to contribute to a society that is healthy, educated and productive. We believe we have a moral responsibility to help break the cycle of poverty. We provide funding and resources to initiatives that support our low-income customers, especially those focused on education and literacy.

Managing Risk

We develop our plans to provide clean, reliable, affordable power against economic and regulatory backdrops that present numerous uncertainties. Exposure to these uncertainties puts at risk the success of our plans and strategies. We believe managing risk is an essential component of every business strategy. Informed risk assessments are essential to the establishment of effective controls to protect our employees, the public and the environment. Successful risk management can create long-term advantage. We actively manage many different types of risk, including financial, commodity, environmental and operational risks.

Deploying effective risk management processes and tools

In setting plans and objectives, Entergy uses an Enterprise Risk Management program to identify, capture and mitigate relevant risks. Risks identified through the ERM program are catalogued and monitored in an Enterprise Compliance and Risk Tool. The tool enables users to share processes, risks and controls across multiple business units and generates various reports and dashboards to monitor risks and controls. For example, a business unit leader can view a risk map showing each risk factor's average score for likelihood and impact across multiple core processes. This provides a visual representation of how well business unit risks are being mitigated.

Our Environmental Vision Statement

Adopted by our Board of Directors in 2002, Entergy's Environmental Vision Statement details our commitment to operate our business in ways that preserve and protect our environment. Along with our aspirations, the statement guides our business policies and decisions. The statement establishes the following commitments in the areas of sustainable development, performance excellence and environmental advocacy:

SUSTAINABLE DEVELOPMENT

We will:

- Develop and conduct business in a responsible manner that is environmentally, socially and economically sustainable.
- Promote environmentally cleaner and more efficient generation, transmission, distribution and use of energy.
- Encourage employees to conduct their personal and corporate lives in such a way that Earth's environment is preserved for future generations.

PERFORMANCE EXCELLENCE

We will:

- Meet, but preferably exceed, environmental legal requirements, conforming to the spirit as well as the letter of the law.
- Understand, minimize and responsibly manage the environmental impacts and risks of our operations, setting goals that reflect continuous improvement.
- Be a good steward of the land that we own and the wildlife and natural resources that are in our care. Communicate our commitment to the policy internally and provide the resources, training and incentives to carry it out.
- Track and publicly report our environmental performance using best practice reporting guidelines.

ENVIRONMENTAL ADVOCACY

We will:

- Inform employees, customers, shareholders and the public on matters important to the environment.
- Maintain a constructive dialogue with government agencies and public officials, communities, environmental groups and other external organizations on environmental issues.
- Lead by example, demonstrating responsible environmental behavior everywhere we serve and supporting public policy that contributes to an ever-improving global and local environment.

Mercury and the Workmen



A Workman, felling wood by the side of a river, let his axe drop by accident into a deep pool. Being thus deprived of the means of his livelihood, he sat down on the bank, and lamented his hard fate. Mercury appeared, and demanded the cause of his tears. He told him his misfortune, when Mercury plunged into the stream, and, bringing up a golden axe, inquired if that were the one he had lost. On his saying that it was not his, Mercury disappeared beneath the water a second time, and returned with a silver axe in his hand, and again demanded of the Workman "if it were his." On the Workman saying it was not, he dived into the pool for the third time, and brought up the axe that had been lost. On the Workman claiming it, and expressing his joy at its recovery, Mercury, pleased with his honesty, gave him the golden and the silver axes in addition to his own. The Workman, on his return to his house, related to his companions all that had happened. One of them at once resolved to try whether he could not also secure the same good fortune to himself. He ran to the river, and threw his axe on purpose into the pool at the same place, and sat down on the bank to weep. Mercury appeared to him just as he hoped he would; and having learned the cause of his grief, plunged into the stream, and brought up a golden axe, and inquired if he had lost it. The Workman seized it greedily, and declared that of a truth it was the very same axe that he had lost. Mercury, displeased at his knavery, not only took away the golden axe, but refused to recover for him the axe he had thrown into the pool.

HONESTY IS THE BEST POLICY.

For management of market and credit risk, Entergy applies consistent methods to a broad array of exposures in our existing portfolio as well as to new investment proposals. The Office of Corporate Risk Oversight presents reports on market and credit risks to the Entergy board of directors and management on a regular basis. The investment approval process, which includes the corporate risk control process, applies standardized evaluation techniques across all forms of proposed investment or supply and demand opportunities. The process imposes an independent review of all inputs, models, assumptions and conclusions to ensure that the analysis has been performed using standardized methodologies and a standardized framework, and that the conclusions are reflective of the underlying data and models.

We also conduct correlation analyses and sensitivity analyses as appropriate at the business unit level as well as on a corporate-wide basis. Among the key risks included in these types of analyses are commodity prices, geographic areas as related to the location of generation plants and delivery points, financial risks such as exchange and interest rates, compliance risk, water availability, time periods and others.

Entergy has a business continuity plan that applies to all key risks identified as part of its risk management process. Examples of key risks addressed in the business continuity plan are climate change and a global pandemic. Entergy's actions and beliefs related to climate change are presented in detail in the Environmental section of this report. In terms of pandemic planning, during the H1N1 outbreak during 2008 and 2009, Entergy established a pandemic planning team under the direction of the business continuity team. The team responded rapidly to the situation with employee communications, briefings to senior management and benchmarking of other companies' responses. Entergy has a pandemic plan in place that includes communication tactics, staging of supplies, plans for filling the roles of sick workers and immunization programs.

Regarding coal generation

All forms of electricity generation and all fuel choices carry risk. In the current regulatory environment, Entergy recognizes that coal-fired generation sources face significant challenges in economically maintaining regulatory compliance and in maintaining an appropriate position in the market that balances coal's low cost and strong reliability with its relatively higher greenhouse gas intensity.

By virtue of its proportionally large investment in low- or non-emitting gas-fired and nuclear generation technologies, Entergy's overall CO_2 emission "intensity," or rate of CO_2 emitted per kilowatt-hour of electricity generated, is already among the lowest in the industry. Entergy operates coal-fired generation at its Independence and White Bluff facilities in Arkansas and at its Nelson facility in Louisiana. Entergy is also a minority owner in Unit 3 of the Big Cajun 2 facility in Louisiana. These facilities almost exclusively burn Powder River Basin coal. The units are regulated by the United States Environmental Protection Agency and state permitting agencies. Additionally, these units, as part of Entergy's utility fleet, operate under the regulation of the state public service commission as to rate structure, recoverable costs and permissible capital projects. Through Entergy's portfolio transformation strategy, our utility operating companies continue to pursue opportunities to procure the right generating technologies for their customers in the most efficient manner possible. Investments are made under this strategy to address current capacity shortfalls, meet long-term load growth and plan for deactivation of aging generation assets, including coal-fired plants, as appropriate.

As of year-end 2010, approximately 10 percent of Entergy utility operating companies' generating capacity was derived from coal-fired plants. Coal-fired plants play a major role in meeting the need for affordable power in the United States and in developing countries around the world. However, coal-fired power plants represent the largest single source of global greenhouse gas emissions. Entergy continues to be a leading advocate of the need to find a fix for conventional coal plants as a part of climate change policy efforts. We continue to support federal funding of research and development of coal retrofit technologies.

At the same time, Entergy has taken action to mitigate the risk to its utility business of the potential imposition of CO_2 emission limits on the electric industry in the future. These actions include a formal program to voluntarily stabilize CO_2 emissions from Entergy's ownership share of generation plants and controllable power purchases, programs at the utility operating companies to encourage and enable greater energy efficiency and investments in renewable energy sources such as solar and wind generation. More detail on these efforts is presented in the Environmental section of this report.

We believe our approach, which includes maintaining low carbon intensity in our generation portfolio, actively working to mitigate the risk of future regulations limiting CO_2 emissions and continuing to advocate for national legislation to address climate change, effectively balances the interests of our customers, shareholders and the communities in which we operate.

In making investment decisions, Entergy also recognizes the increased costs to coal-fired generation that are likely to be created by several new or pending EPA rules, including the utility boiler hazardous air pollutant rule, tightening of national ambient ozone standards, cooling water intake structure rules, coal ash regulation and the Transport Rule regarding the interstate movement of air pollutants. In particular, the installation of scrubbers at the White Bluff facility was proposed by Entergy for compliance with EPA's Clean Air Visibility (Regional Haze) Rule, but that project was suspended pending agreement between EPA and the State of Arkansas on the appropriate implementation of the Rule through Arkansas' State Implementation Plan. Upon resolution of the SIP, Entergy Arkansas will conduct this risk-based analysis to determine if the White Bluff scrubber project remains the appropriate choice for customers and other stakeholders before seeking regulatory and other approvals. Entergy mitigates these environmental risks by participating in the rulemaking process with EPA and other permitting authorities and by taking these risks into account throughout the project, including development and the environmental review of our investment approval process. Environmental subject-matter experts play a specific role in the formal investment approval process to ensure that existing and potential regulatory risk and cost is taken into account. This process applies both to merger and acquisition investments and to decisions to build, uprate or repower Entergy's facilities.

Regarding nuclear generation

Entergy is the second largest nuclear operator in the United States. Our portfolio includes the full range of nuclear reactor designs and types. We operate both Boiling Water Reactors and Pressurized Water Reactors. We consider safe, efficient operation of nuclear assets as a core competency for the company. This is underscored by the high capacity factors and efficient refueling outages accomplished within our nuclear generating fleet.

We evaluate the risks for nuclear operations for issues such as the cooling water intake structure rule, long-term spent fuel storage, license renewals, power uprates and other operational and environmental issues.

The recent nuclear event in Japan highlights the need for continuous consideration of operational, procedural, and regulatory risk that is a core competency of Entergy's nuclear operations. Such devastating events as those in Japan naturally create questions about the safety of U.S. nuclear power plants. We welcome those questions and the opportunity to review where we might improve our operations in order to protect public health and safety. We strongly believe that knowing the facts will answer these questions and will also clearly demonstrate that Entergy facilities are safe and designed with a margin of safety beyond the strongest earthquake anticipated in each facility's area. In addition to the Nuclear Regulatory Commission's short-term and long-terms actions outlining thorough safety reviews, an industry initiative is already underway through which Entergy plants are performing a comprehensive review of plant response to any catastrophic events. In fact, four days after the Japan event, Entergy had already undertaken initial reviews and identified over 20 enhancements for more robust defense in depth actions to be taken. At the time of this writing, this review is being coordinated as part of the Institute of Nuclear Power Operations response. INPO was formed after the Three Mile Island accident as a means of industry self-regulation, allowing Entergy and other companies to perform critical reviews of all aspects of our operations while at the same time complying with the already stringent expectations of our federal regulator.

Regarding natural gas generation

Natural gas-fired generation is another key component of Entergy's generation fleet. Recent shale gas discoveries have resulted in expectations of much more abundant and cost-effective supplies in the near- and mid-term time horizons. As part of Entergy's portfolio transformation strategy, the utility operating companies continue to seek cost-effective additions to their natural gas-fired generating fleet.

Risk related to natural gas-fired generation is evaluated from a price volatility perspective. Natural gas prices have historically exhibited significant volatility, requiring the evaluation of multiple scenarios considering numerous alternative supply, demand and pricing outcomes.

In addition to the price volatility considerations, we continue to monitor potential environmental issues associated with natural gas and recent shale gas production. Natural gas is typically a cleaner burning fuel than other fossil alternatives, emitting approximately one half to one third of the greenhouse gases emitted by other fossil fuels. As part of the planning process, the compliance costs to alternative greenhouse gas regulations are evaluated.

In addition to the air emission components, the EPA is considering other environmental impacts of shale gas exploration and production techniques. Specifically, hydraulic fracturing technologies may have water impacts. The chemical compounds utilized for hydraulic fracturing, if not appropriately managed could result in contamination of nearby surface water bodies and/or ground water formations. The resulting price impacts for this type of risk are considered in alternative pricing assumptions for natural gas.

Conclusion

Based on evaluation using the processes described here, Entergy 's Utility Operating Companies have added nearly 2,900 MW in modern, efficient natural-gas fired generation since 2005. In 2010, selections were announced pursuant to the Summer 2009 Request for Proposals for Long-Term Resources that would expand this technology in the Utilities' generation portfolio by approximately 2,100 MW through long-term contracts, plant acquisitions and potential for new construction, as discuss further in this report. Another 160 MW of additional nuclear uprate capacity is also planned to be placed in service in 2012. Going forward, we will continue to act in a proactive manner to identify, prepare for and respond to the risks that are inherent to our business environment. The risks presented by both the increased regulation of and the environmental impacts of our fuel choices are included in our continual risk analysis and are integral to investing and operating decisions made on an ongoing basis.



HONESTY IS THE BEST POLICY.

Our Values

At Entergy, we live and work by a system of shared values intended to guide our interactions with our customers, investors, employees, contractors and vendors. These values are:

- Create and sustain a safe work environment.
- Possess a winning spirit.
- Focus on our customers.
- Grow the business profitably.
- Be active team players.
- Treat people with respect.
- Aggressively look for better ways.
- Take actions to achieve results.
- Above all, act with integrity.

> Entergy and its employees conduct business in accordance with our system of values. As a corporation, we do not make contributions to any political organization.

Guiding Our Way Forward

OUR POLICIES, PROCEDURES, SYSTEMS AND METRICS

The steps we take on our journey to achieve sustainable success are guided by our comprehensive, integrated set of policies, systems and metrics. Our Safety, Health and Environmental policy, procedure and management system help direct the actions taken and decisions made by Entergy employees every day. Over time, the principles of sustainable development have become an essential component of how we do business.

Our Policies and Procedures

Our SH&E policies and procedures form the basis for organizational decision-making that supports sustainable development. Our policies are to:

- Conduct business in a responsible manner by promoting sustainable SH&E solutions that build value for our shareholders, minimize risk, ensure the safety and health of our employees and contractors, reduce environmental impacts from our operations and contribute to the social well-being of the communities we serve.
- Integrate SH&E management considerations into our strategic business planning and decision-making.
- Ensure that our business leaders are held accountable for SH&E performance.
- Meet or exceed applicable SH&E legal requirements, addressing the spirit as well as the letter of the law.
- Engage key stakeholders to anticipate emerging SH&E issues, respond to legitimate concerns and advocate development of sound corporate policy.
- Share best practices among Entergy business units to enhance performance and report publicly on our SH&E performance.

Our Systems and Metrics

Through our Safety, Health and Environmental Management System, we monitor, measure and improve our performance as it relates to sustainable development. Fully implemented by most Entergy business units, SHEMS effectively aligns goals, processes and resources across our organization. As a result, we can address safety and environmental challenges more consistently and effectively.

SHEMS enables us to monitor our performance in a manner that is consistent with the International Organization for Standardization or ISO 14001 standard for environmental protection as well as the U.S. Occupational Safety and Health Administration's Voluntary Protection Program for safety. Entergy work sites are encouraged, but not required, to seek certification under either program.

Through our Safety and Environment Audit Program, we conduct audits using independent third-party auditors. The audits assess compliance status and identify innovative ways of conducting business while improving safety and environmental performance. Audit results are reported to management on a regular basis and to the audit committee of the board of directors annually. In 2010, we performed 25 audits, up from 20 audits in 2009. Five of the audits were unannounced in 2010, up from two in 2009. In 2011, we plan to double the number of unannounced audits to 10 while still performing 20 scheduled audits.



How SHEMS Works


TOP LEVEL POLICY
COMPLIANCE REQUIREMENTS
RISK ASSESSMENTS
STRATEGIC OBJECTIVES
PROGRAMS AND PROCEDURES
TRAINING
SELF-ASSESSMENT
MANAGEMENT REVIEW

TOP LEVEL POLICY

Senior leaders set the vision, global strategies, expectations and framework for SH&E performance within their business or function. The clear commitment of leadership to SH&E performance is critical to Entergy's sustainable growth and long-term success.

COMPLIANCE REQUIREMENTS

With the support of functional experts, managers must understand and communicate applicable SH&E laws and regulations as well as corporate and customer requirements. A solid understanding by employees is fundamental to compliance and helps drive responsible, effective performance.

RISK ASSESSMENTS

Managers must identify and assess the SH&E risks associated with their business or functional activities. Informed risk assessments enable the establishment of effective controls to protect employees, the public and the environment.

STRATEGIC OBJECTIVES

Management sets SH&E objectives that describe the desired and expected achievements for each business or function. The objectives also set the direction for continuous improvement.

PROGRAMS AND PROCEDURES

Working with SH&E experts, managers and their employees implement processes that comply with SH&E requirements, manage risks and achieve SH&E objectives. The SH&E processes are described in program documents and detailed procedures.

TRAINING

Effective SH&E training is available to all Entergy employees as needed. The training is designed to help individuals understand the SH&E requirements and impact associated with their work. It also can help employees understand the associated risks and the physical conditions and behaviors necessary to control those risks.

SELF-ASSESSMENT

Teams measure progress against objectives through periodic compliance evaluations. They also measure the effectiveness of the SH&E management system through self-assessments.

MANAGEMENT REVIEW

Periodic and formal review by senior managers of self-assessment results and progress toward established objectives assures effective SH&E performance evaluation. Management review can also highlight any program or process gaps needing closure.

The Hunter and Woodman

A Hunter, not very bold, was searching for the tracks of a Lion. He asked a man felling oaks in the forest if he had seen any marks of his footsteps, or if he knew where his lair was. "I will," he said, "at once show you the Lion himself." The Hunter, turning very pale, and chattering with his teeth from fear, replied, "No, thank you. I did not ask that; it is his track only I am in search of, not the Lion himself."

THE HERO IS BRAVE IN DEEDS AS WELL AS WORDS.

Backing Words With Action

STRIVING TO ACHIEVE AN ACCIDENT-FREE WORK ENVIRONMENT

We believe safety should be a core value for every employee and contractor. We have built a safety culture by focusing attention on and raising awareness of safety, celebrating accomplishments and systematically addressing identified gaps in our performance. We maintain policies, systems and metrics that support a safety culture and we strive to achieve an accident-free work environment.

Summary of Our 2010 Safety Performance

Although we achieved certain records in 2010, our overall safety performance was not a record for our company. While Entergy employees reported 111 recordable accidents in 2010, down from 324 in 1998, this performance was overshadowed by the tragic death of a contractor in 2010. We are reminded again that in the area of safety, improvement alone is inadequate. We are redoubling our efforts to build a stronger, safer work environment and culture among Entergy employees and contractors so that every job can be performed without accident or loss of life.



Several workgroups achieved remarkable safety records in 2010 that deserve recognition including:

- In Mississippi, our Jackson Distribution Operations Center completed 85 years without a lost-time accident and our Jackson Transmission Operations Center completed 60 years without a lost-time accident.
- In Arkansas, employees at our Harvey Couch Steam Electric Plant completed 50 years without a lost-time accident.
- In Arkansas, our Southern Arkansas Field Metering department completed 40 years without a lost-time accident, and our Little Rock Transmission Operations Center completed 42 years without a lost-time accident.

Other highlights of our 2010 safety performance include the launch of an interactive, company-wide safety initiative called Remember the Reasons to enhance our employee-owned safety culture. We also maintained Star status under the U.S. Occupational Safety and Health Administration at approximately 70 Entergy work sites, the highest possible safety rating for an industrial work site. The Dow Jones Sustainability Index ranked Entergy highest or among the best for occupational health and safety again in 2010. More details on our 2010 safety performance are included in this section of our sustainability report.

Enhancing Our Safety Culture

In November 2010, Entergy launched a company-wide, interactive initiative called Remember the Reasons to increase safety awareness and further enhance the company's employee-owned safety culture. Remember the Reasons is designed to remind employees of the personal reasons why safety should be a core value in their lives. On a voluntary basis, employees can share photos or videos of why safety is important to them on an online "virtual bulletin board." As part of the Remember the Reasons launch, a series of videos featuring Entergy employees describing their personal reasons for staying safe on the job were created and posted online.

Initially conceived by Entergy Mississippi, Remember the Reasons has been adopted by Entergy Louisiana, Entergy Gulf States Louisiana, Entergy Arkansas and other utility safety teams. Based on its success and popularity with employees, Remember the Reasons was expanded to a companywide safety initiative. In the few months since its launch, the virtual bulletin board has received postings from senior executives to front-line employees. The website has received more than 42,000 views in its first six months.

Remember the Reasons adds a personal element to Entergy's focus on safety. Rather than presenting safety as a collection of charts and statistics, it asks employees to reflect on their personal reasons for making safety a core value in their life. Incorporating a social component helps employees share with colleagues in an open dialogue why safety is important. It supports our efforts to build an employee-owned safety culture, creates a link between work and personal interests and ultimately moves Entergy in the right direction to achieve the ultimate goal of zero accidents.

Implementing a Comprehensive Safety Plan

In 2007 we set a five-year goal of eliminating fatalities and reducing the Lost Work Day Incident Rate for Entergy employees and contractors by 50 percent. We developed a comprehensive safety plan to achieve our goal, which includes six initiatives focused on the root causes of on-the-job accidents. Each initiative has an executive sponsor, assigned team members and a detailed timeline. The initiatives are:

- Hazard assessments/barriers, which focuses on the complete elimination of all major injuries and work-related fatalities by constructing as many barriers as feasible between employees and the hazardous condition.
- Human performance, which strives to reduce unsafe situations by changing human performance and reducing human errors.
- Ergonomics, which is geared toward reducing injuries caused by overexertion, awkward postures and/or repetitive motion.
- Contractor safety, which strives to create the same safe work environments for contractors that exist for Entergy employees.
- Active safety participation and ownership, which focuses on getting all employees continuously engaged in safe practices from entry level to senior management.

2010 Peer Benchmark – Lost Work Day Incident Rate (LWDIR)*



0.16
0.17
0.29
0.30
0.42
0.43
0.50
0.54
0.60
0.62
0.67
0.72
0.74
0.78
0.81
0.82
0.88
0.99
Mississippi Power Company
South Carolina E&G
Entergy Corporation
Dominion
Progress Energy
Georgia Power Company
Duke Energy Corporation
Alabama Power Company
American Electric Power
Constellation Energy
Allegheny Energy
Cleco Corporation
Gulf Power Company
Oklahoma G&E
Tampa Electric Company
Florida Power & Light Co.
CenterPoint Energy
Pepco Holdings, Inc.

* The equivalent OSHA rate is Days Away, Restricted or Transferred (DART).

- Safety information management system, which will allow employees to track and trend data in a proactive manner with the ultimate goal of being able to predict and thereby prevent accidents before they occur.

We will complete our efforts under the five-year plan in 2011 and report our performance against our stated goal in our 2012 report. Currently, work is under way on a safety strategy to take our performance to the next level in the years ahead.

Earning OSHA VPP Star Status

We monitor our safety performance in ways that are consistent with OSHA VPP. Entergy work sites are encouraged, but not required, to apply for certification under OSHA VPP.

Approximately 70 of Entergy's work sites have earned Star status in the OSHA VPP, which is the highest rating in the most prestigious workplace safety and health recognition program in the United States. Among our VPP Star sites are nearly 20 fossil sites, more than 40 transmission and distribution sites and seven nuclear sites. This represents nearly 60 percent of the Entergy sites that can feasibly file for VPP certification.

Achieving and maintaining VPP Star status is an employee-driven achievement. We believe it is clear evidence of our employees' ongoing commitment to workplace safety and the effectiveness of our safety culture.


LWDIR Entergy Employees
Annual Lost Work Day cases per 100 employees
0.21
0.20
0.29
08
09
10


LWDIR Contractors
Annual Lost Work Day cases per 100 contractors
0.34
0.41
0.34
08
09
10

Planning for Pandemics

Although the urgency around global pandemic preparedness efforts has dropped since the H1N1 outbreak in 2008 and 2009, we continued our pandemic planning efforts in 2010 as part of our business continuity plan. Entergy has a pandemic plan in place that includes communication tactics, staging of supplies, plans for filling the roles of sick workers and immunization programs. Our pandemic planning team continues to operate under the direction of our business continuity team.

Raising Public Safety Awareness

Although most electrical injuries are avoidable, electrical incidents in the home kill hundreds of people in the U.S. and injure more than 10,000 people each year. In addition, electricity causes more than 300 deaths in work settings each year. Our utility operating companies maintain websites designed to educate the public on how to safely use and work around electricity. The sites offer a "Living Dangerously Quiz," basic safety information, tips for do-it-yourself indoor and outdoor projects and case studies that can help people learn from the mistakes of others. In addition, Entergy's Electrical Safety World offers kids, parents and teachers a fun way to learn about electrical safety.

The Wild Boar and the Fox

A Wild Boar stood under a tree, and rubbed his tusks against the trunk. A Fox passing by, asked him why he thus sharpened his teeth when there was no danger threatening from either huntsman or hound. He replied, "I do it advisedly; for it would never do to have to sharpen my weapons just at the time I ought to be using them."

DO NOT WAIT UNTIL DANGER IS AT HAND TO MAKE PREPARATIONS.

Making the Right Preparations

STRIVING TO BE ONE OF THE CLEANEST POWER GENERATORS IN AMERICA

Our environmental aspiration is to be one of the cleanest power generators in America, one that voluntarily adheres to greenhouse gas emission levels and conserves natural resources in as many ways as possible. Over the past 12 years, we have invested in clean generation technologies and pursued a comprehensive environmental strategy that includes stabilizing our greenhouse gas emissions, restoring coastal wetlands, supporting biodiversity, promoting energy efficiency, recycling and pollution prevention.



Summary of Our 2010 Environmental Performance

In 2010, the Dow Jones Sustainability Indexes named Entergy to its World Index for the ninth consecutive year, the only U.S. utility to be so honored. The DJSI World Index recognizes the top 10 percent of the largest 2,500 companies worldwide based on economic, environmental and social performance. Entergy was one of only 19 utility companies selected to the DJSI World Index in 2010 and one of only five U.S. utility companies. Entergy performed highest or was ranked among the best in climate strategy, environmental policy and management system, corporate citizenship and philanthropy, corporate governance, scorecards and management systems, occupational health and safety, and price and risk management.


Entergy's Greenhouse Gas Commitment
million tons
100
80
60
40
20
0
1990
1992
1994
1996
1998
2000
2002
2004
2006
2008
2010
1st Goal
2nd Goal
Actual
BAU Forecast

Other 2010 environmental performance highlights include:

- In partnership with America's WETLAND Foundation, we commissioned an adaptation study, "Building a Resilient Energy Gulf Coast," which quantifies the potential economic losses communities along the Gulf Coast may incur over the next 20 years from environmental risks. Going forward, we are sponsoring a series of "Resilient Community" forums to identify specific needs of host communities and investments to reduce losses and help ensure safety and quality of life along the Gulf Coast region.

- We once again met our cumulative emissions goal under our voluntary commitment to stabilize our CO_2 emissions from 2006 to 2010 at 20 percent below year 2000 levels. We completed our commitment with cumulative emissions that were more than 3 percent below our target for the five-year period.
- Our Utility Operations group made a commitment in 2010 to engage 25 percent of its employees in 2011 through 2013 in environmental volunteerism and involvement. This involvement will focus on many different types of voluntary efforts, from tree plantings to participation on the Make an Impact website, FindYourCO2.com. Entergy partnered with the Pew Center on Global Climate Change to launch the site in 2009. The interactive website provides a personalized CO_2 footprint analysis to help visitors better manage their impact on the environment.
- Restore America's Estuaries honored Entergy with its Corporate Leadership Award in recognition of the company's many contributions to habitat restoration.

More details on our clean generation portfolio and the progress we made in 2010 to implement our comprehensive environmental strategy are included in this section of our sustainability report.

Investing in Clean Generation Technologies

Entergy is the second-largest nuclear generator in the U.S. Our utility fleet has five nuclear units located in Arkansas, Louisiana and Mississippi. Entergy Wholesale Commodities has six non-utility units located in Massachusetts, Michigan, New York and Vermont. We also manage the operations of the Cooper Nuclear Station in Nebraska under a service agreement.

We focus on the safe and secure operations at our nuclear units first, and only then seek productivity improvements. In 2010, the fleet-wide capability factor for EWC's nuclear fleet was 91 percent, compared to 73 percent prior to Entergy's ownership. The fleet-wide capability factor for Entergy's utility fleet was 94 percent in 2010, the highest capability factor achieved in more than 12 years.

We continue to invest in clean generating technologies as appropriate to meet our customers' need for reliable, affordable power. Our most recent acquisition of Acadia Energy Center Unit 2, a 580-megawatt, highly efficient, load-following natural gas-fired plant in southern Louisiana, closed in April 2011. Pursuant to the Summer 2009 Request for Proposals for Long-Term Resources, the utility operating companies have announced the pending acquisition of two natural gas-fired generation plants, and are negotiating the purchase of additional power capacity and evaluating the self-build of a 550-megawatt combined-cycle gas turbine generation facility at our Ninemile Point Power Plant in Westwego, La. Development of a 178-megawatt uprate at Grand Gulf is also under way. Upon completion scheduled for next year, Grand Gulf will be the single most powerful nuclear generating unit in the nation.

We also encourage the use of alternative energy sources. EWC's generation portfolio includes approximately 80 megawatts of wind power. We are the lead sponsor of the New Orleans Solar Schools Initiative, a partnership between Entergy, Nike Corporation, Winrock International, the Louisiana Chapter of the U.S. Green Building Council and the City of New Orleans. The project installs photovoltaic solar energy systems at New Orleans public schools and provides instructional resources to educate teachers and students on the potential of renewable energy and energy conservation. In 2010, a 25.6-kilowatt solar array was installed at Joseph A. Craig Elementary School and a 25.3-kilowatt solar array was installed at the New Orleans Charter Science & Math High School, the second and third schools in the New Orleans Solar Schools Initiative. Total installed capacity for the three schools in the initiative is 78.9 kilowatts. Entergy also helped fund a 20-kilowatt solar array at the Dryades YMCA building in New Orleans.

2010 Emissions Avoided Through Nuclear Generation
short tons in millions


60
56.2
0.2
0.10
0.05
0
0
CO2
SO2
NOx

Acting on Climate Change Risk

In 2010, we successfully completed our second voluntary five-year commitment to stabilize our greenhouse gas emissions. Our cumulative 2006 to 2010 emissions were 205.6 million tons, which was more than 3 percent below our cumulative stabilization goal of 212.8 million tons. The final inventory numbers and related verification statement are available on the American Carbon Registry website at www.americancarbonregistry.org. Since we made our first stabilization commitment in 2001, we have emitted 410.1 million tons of CO_2, which is 14.4 percent below our cumulative stabilization goal of 478.8 million tons for the 10-year period. We are in the process of developing a 10-year voluntary CO_2 stabilization commitment, which we expect to announce in 2011.

We pursue a comprehensive approach to emissions stabilization, which includes a variety of measures such as equipment upgrades, sustainable forestry initiatives and innovative emission reduction offset purchases. The most recent example is Entergy's purchase of nearly 35,000 metric tons of verified greenhouse gas reduction credits generated from the capture and destruction of methane at a waste facility owned and operated by Seneca Meadows, Inc. in Waterloo, N.Y. Methane is a byproduct of waste decomposition and a powerful greenhouse gas that has a global warming potential 20 times greater than CO_2. SMI captures methane from its waste through a highly-engineered collection system. The credits Entergy purchased equate to taking more than 6,000 vehicles off the road for a year.

In addition, through our Make an Impact program and FindYourCO2.com website, we enable others to take action to reduce their carbon footprint and save money. The website offers customized tools for our employees, customers and communities to better manage their individual impact on the environment, reduce their energy usage and become part of the solution to global climate change. Working with the Pew Center on Global Climate Change, Entergy launched its Make an Impact program in July 2009. Since its launch, the website has generated an estimated five million pounds of carbon savings. Entergy customized the program to offer benefits to local nonprofits and disadvantaged customers, and added an offsets component, "Double Your Difference", which included a commitment to double pledges made through its website (statistics on page 22). Through February 2011, "Double Your Difference" has resulted in the retirement of more then 366 tons of offsets from purchases and Entergy matches.

Entergy is a long-time active advocate for policy action to address climate change. We continue to fund studies on climate change and adaptation to identify the most effective solutions that policymakers can undertake now. We have spent countless hours meeting with local, state and national leaders, working with non-governmental organizations and participating in conferences. In 2007, Entergy developed principles that we believe should guide climate change policies. Our guiding principles are:

- The risk is real; we need to act now to stabilize CO_2 emissions and achieve up to 80 percent reductions by 2050,
- Use an economy-wide, market-based approach to find the most efficient solutions,
- Build in permanent low-income protection similar to the earned income tax credit or other rebates,
- Create a strong, sustainable price signal to stimulate investment in efficiency and new technology, and
- Formulate U.S. policy that is informed by global reality: address the reality of existing coal plants here and in the developing world, and include a "pledge and review" structure so we don't continue down this path indefinitely if the rest of the world does not follow.


azardous
Waste Generation
in tons
46.0
54.2
27.1
08
09
10


NPDES
17
32
19
08
09
10

In terms of addressing the reality of existing coal plants, we believe policymakers should consider funding research and development of coal retrofit technologies. Retrofit technologies not only target the largest single source of global greenhouse gas emissions, coal-fired power plants, they also represent a promising new industry that holds potential for jobs and technology exports. In 2010, we initiated a study to evaluate retrofitting Roy S. Nelson Unit 6, a 585-megawatt coal-fired plant, with carbon capture sequestration technology. Our partner in the project, Tenaska New Technologies LLC, received a $795,000 grant from the Global Carbon Capture Sequestration Institute to finance a study of suitable CCS technologies. The Global CCS Institute is also considering a second grant to Tenaska for front-end engineering and design work on the project. Energy experts at the Massachusetts Institute of Technology have said there is no "credible pathway" to fighting climate change without retrofitting existing coal-fired plants with CCS technology.

No one wants to believe the dire consequences of climate change will become our reality but it is a clear possibility. Taking action now at all levels to mitigate environmental risks is the only sensible approach.

Restoring Coastal Wetlands

The U.S. Gulf Coast faces increased risks from natural hazards. There is no question we are suffering from this today. Along the Gulf Coast, safety, prosperity and the vibrant quality of life are not just at risk, but also in some cases, already diminished or disappearing. All three are critical attributes needed to raise our families and sustain our communities. Louisiana alone loses 25 to 35 square miles of coastal wetlands a year through subsidence, sea level rise and erosion. The livelihoods of 12 million people that live near the coast, the sustainability of rich natural resources that support $634 billion in annual GDP and the security of residential, commercial and industrial assets valued at more than $2 trillion are increasingly

Emissions From Entergy-Owned Generation



SO_2
500
0
7
0
4.81
4.47
3.84
2.97
1.01
0.89
0.86
0.79
0.75
57.2
52.4
52.7
48.2
46.6
06
07
08
09
10
National Avg. (lb SO_2/MWh)
Entergy Avg. (lb SO_2/MWh)
Entergy (thousand tons/year)



NO_X
300
0
4
0
1.74
1.64
1.51
1.04
0.69
0.81
0.82
0.82
0.75
38.6
47.8
50.3
40.3
46.6
06
07
08
09
10
National Avg. (lb NO_X/MWh)
Entergy Avg. (lb NO_X/MWh)
Entergy (thousand tons/year)



Hg
3
0
3.5
0
2.00
2.00
2.00
2.27
0.81
0.77
0.75
0.72
0.72
0.45
0.46
0.46
0.44
0.45
06
07
08
09
10
National Avg. (lb Hg/100 GWh)
Entergy Avg. (lb Hg/100 GWh)
Entergy (tons/year)



CO_2
300
0
2
0
1.31
1.32
1.41
1.25
0.56
0.59
0.58
0.54
0.59
31.3
35.0
35.7
32.6
36.5
06
07
08
09
10
National Avg. (lb CO_2/KWh)
Entergy Avg. (lb CO_2/KWh)
Entergy (million tons/year)

Note: Mercury emissions presented here were calculated using an EPA AP42 emission factor making the data consistent with the Annual Emission Inventory mercury mass emissions reported to state permitting agencies and only include Entergy's equity share of coal-fired generation.

vulnerable to storm surge, flooding and wind damage. Recent storms like hurricanes Katrina, Rita, Gustav and Ike provide a glimpse of what the future could bring if we don't plan for and invest in building more resilient, sustainable communities. They also provide an important lesson demonstrating how the poorest among us, with the fewest adaptation options, are disproportionately impacted by these risks. At Entergy, we continue to advocate for action.

In 2010, Entergy and the America's WETLAND Foundation commissioned a study, "Building a Resilient Energy Gulf Coast," to quantify the economic impact on the U.S. Gulf Coast of growing environmental risks. The study found that the Gulf Coast is vulnerable to growing environmental risks. Based on the study's estimates and applying the multiplier effect, over the next 20 years, the region could face cumulative economic damages of nearly $700 billion in direct and indirect losses. The study also presented a roadmap to help local and state policymakers plan for this reality, which involves significant investment to build coastal resiliency and manage near- and long-term risks. Entergy and the America's WETLAND Foundation are sharing the study with communities throughout the Gulf Coast in 2011 and 2012 and will continue discussions with state and local leaders on adaptation.

Entergy is also developing a plan based on the study that will:

- Determine what actions we can and should take to build greater resilience for our assets.
- Identify ways we can share ideas and approaches with other coastal utilities.
- Define how we can work with stakeholders to make our communities more resilient.
- Develop strategies for seeking approval and resources from regulators to implement resilience initiatives.

Given the substantial environmental and economic exposure, we believe that taking a risk management approach to the issue is imperative. That means taking action now to adapt to the risks and implementing effective public policies to help mitigate the risks. Our work with America's WETLAND Foundation and Gulf Coast community leaders is an important first step.

Protecting Biodiversity

We believe biodiversity is an ecological asset that should be valued and protected. Our point of view on climate change includes expected global impacts on biodiversity – the two issues are linked and Entergy has a strong track record of acting locally to preserve these valuable assets. In 2010, we continued these efforts across our utility service territory.

The Entergy Charitable Foundation gave a total of $550,000 to the Arkansas, Louisiana, Mississippi and Texas chapters of The Nature Conservancy in support of biodiversity initiatives. In Arkansas, a $100,000 grant will help restore a section of the Cache River system basin. In Louisiana, a $100,000 grant will help fund a new statewide freshwater assessment to evaluate the status of the state's drainage basins, assess current and historic levels of biodiversity and identify threats to aquatic resources. In Mississippi, a $250,000 grant will be used to reforest 500 acres in the Yazoo National Wildlife Refuge, which will restore natural habitats for migratory bird and game species and the Louisiana black bear. In Texas, a $100,000 grant will help buy conservation easements in the Big Thicket region of southeast Texas for the Clear Fork Bog and Dogwood Interpretive Trail projects.

Also in Arkansas, Entergy contributed materials and funding to Raptor Rehab of Central Arkansas for a new rehabilitation facility. Designed to accommodate bald eagles and golden eagles, the large 20-foot by 100-foot flight pen can also be used for the rehabilitation of any large raptor such as red-tailed hawks, black and turkey vultures, great horned owls and northern harriers.

Enabling Increased Energy Efficiency

Last year, Entergy and state-run programs helped weatherize approximately 7,000 homes, helping homeowners reduce their energy use and costs. In addition, nearly 9,000 weatherization kits were made available to our customers and more than 9,500 compact fluorescent light bulbs were distributed.

Nine different events were held across Entergy's four-state utility service territory in conjunction with National Weatherization Day and National Make A Difference Week. Entergy employees volunteered about 1,000 hours at these events, valued at approximately $20,850. We again held a companywide We've Got the Power to Care Week during which 20 homes were weatherized or repaired by nearly 300 Entergy employee-volunteers and community partners.

Entergy's utility operating companies are also working at the state and local level to support efforts to improve energy efficiency. Below are a few examples of 2010 energy efficiency efforts and results.

- Energy efficiency programs offered by Entergy Arkansas for 2010 include those programs that the utility began implementing in late 2007, which have been expanded and offered pursuant to Commission approval. Entergy Arkansas spent $10.7 million in 2010 on these energy efficiency programs, which resulted in more than 44 million of annual kWh savings for all retail customers and 26.9 MW of demand reductions. The program is also estimated to have saved 19,620 tons of CO_2, 26 tons of SO_2 and 26 tons of NO_X.

- Entergy Mississippi weatherized 536 homes at an investment of $20,000. Entergy Mississippi also developed a partnership with the Mississippi Department of Human Services, South Central Community Action Agency and Habitat for Humanity. The partnership leveraged $350,000 in federal weatherization assistance funds for Entergy's low-income customers.
- In a pilot program funded in part by a $5 million stimulus matching grant from the U.S. Department of Energy, Entergy New Orleans will place smart meters in up to 7,400 residences of low-income customers. The technology puts valuable information in the hands of customers, which can help reduce energy bills.
- Entergy Texas met its energy efficiency program goals to reduce residential and commercial customer demand by 20 percent through market-based standard offer programs and targeted market transformation programs. Its energy efficiency programs saved 28.6 million kWh, which equates to eliminating 19,873 metric tons of CO_2 emissions.

Encouraging Recycling and Pollution Prevention

We encourage recycling and pursue specific recycling programs in our offices and throughout our generating, transmission and distribution operations. In 2010, we took the following steps to recycle:

- Entergy's operational facilities, with assistance from our Investment Recovery team, are experts at recycling commodities such as scrap wire, scrap metal, used equipment and other used and scrap materials. During 2010, these groups recovered more than 8.8 million pounds of materials that would otherwise have gone into a landfill. These actions allowed the company to recover more than $7.2 million.
- We recycled nearly half of the coal ash we generated despite a slump in the construction market, which utilizes recycled coal ash in ready-mix concrete and roofing shingles. Our recycling rate in 2010 was 48 percent, ahead of the 43 percent national average.
- More than one ton (2,425 pounds) of batteries were recycled through our rechargable battery recycling program.
- During 2010, Entergy was able to refurbish, resell and/or recycle 210 tons of electronic equipment through our partnership with Intechra. Intechra's security controls, zero landfill policy and stewardship certifications ensure that Entergy's used electronic equipment is managed in a safe, sustainable manner.
- Commodities such as white paper, mixed paper, plastics and aluminum are recycled through Entergy's ever expanding recycling program. As an example, more than 29 tons of these commodities were recycled during 2010 in Entergy's New Orleans area offices alone. The program is constantly undergoing expansion as recycling options are identified throughout our service territory. We also completed the cycle by purchasing more than 360 tons of paper products containing 30 percent recycled content.

We continue to work to minimize pollution from our operations. We produced 27.1 tons of hazardous waste compared to 54.2 tons in 2009. We also recognize that availability of clean water is vital to the sustainability of our planet. We strive in all our operations to improve our water consumption and reduce water pollution. We continue to improve our processes to manage wastewater discharges. We had only 19 NPDES exceedances in 2010, compared to 32 exceedances in 2009, and our compliance rate was 99.97 percent.

FIND YOUR CARBON

findyourCO2.com



Since its inception in April 2010, Double Your Difference has resulted in the retirement of 366.3 tons of offsets from purchases and Entergy matches through February 2011.

Cumulative results of the Make an Impact program include:

- **Potential of CO_2 avoided – 7,248,370 pounds**
- **Committed CO_2 avoided – 721,073 pounds**
- **Committed CO_2 per registrant – 363 pounds**
- **Potential $ savings – $4,185,842**
- **Committed $ savings – $142,291**

Entergy Nuclear Fleet Facts

- **Entergy plants are well-protected from extreme environmental hazards, including earthquakes and floods.**
  - Entergy Nuclear plants are built to withstand an earthquake that produces the maximum vibratory ground motion, with structures, systems and components designed to maintain safety.

- **Tsunamis are not a threat to Entergy Nuclear plants.**
  - None of Entergy's nine plants are in areas susceptible to tsunamis. Regardless, all U.S. nuclear plants are designed to withstand tsunamis.

- **Entergy plants are hardened against floods.**
  - Each Entergy site is designed to protect its emergency diesel generators from environmental disasters such as earthquakes. Most are located within hardened structures or at elevations designed to protect the emergency diesel generators from flooding. The emergency diesel generators automatically start upon a loss of offsite power and power up the electrical busses supplying power to the safety related systems. All sites have at least two independent separate trains of emergency electrical power, and some sites have additional emergency diesel generators.

- **All U.S. nuclear plants are based on a "defense-in-depth" design, which means multiple physical barriers and multiple backup safety systems ensure safe operations even in extreme environments.**
  - All Entergy plants have multiple systems to provide water to the reactor core in an emergency. Some of these systems are divided into independent subsystems that are powered by multiple redundant power sources. In effect, all Entergy plants have six or more ways to put water into the core in an emergency.

- **All Entergy Nuclear plants are able to safely shut down and keep the fuel cooled even without electricity from the grid.**
  - When a plant loses its normal, external power source (from the electric grid), such as at Entergy's Waterford 3 plant during Hurricane Katrina in 2005 or at our New York plants during the 2003 Northeast blackout, multiple systems are available to back up the normal source of electricity. Multiple diesel generators and battery power become available as designed to support the station's power needs.

- **All U.S. nuclear plants undergo frequent training and drills to ensure the proper function of the redundant safety protocols and emergency plans.**
  - To prepare for any kind of emergency, such as loss of offsite power, security threats, and hurricane-force winds, our Entergy plant personnel drill on implementation of emergency procedures. Emergency response plans have broad industry involvement, including at least 200 employees at each nuclear power plant. Local, state and NRC officials also have emergency response plans and participate in periodic exercises to demonstrate the integration of each organization's response.

Beyond the physical features, Entergy Nuclear plants have conservative operating practices that place nuclear and public safety above all other factors.

For additional information about Entergy's nuclear fleet and reactors, visit entergynuclear.com

The Crow and the Pitcher

A Crow perishing with thirst saw a pitcher, and, hoping to find water, flew to it with great delight. When he reached it, he discovered to his grief that it contained so little water that he could not possibly get at it. He tried everything he could think of to reach the water, but all his efforts were in vain. At last he collected as many stones as he could carry, and dropped them one by one with his beak into the pitcher, until he brought the water within his reach, and thus saved his life.

NECESSITY IS THE MOTHER OF INVENTION.

The Need for Ingenuity

CONTRIBUTING TO A SOCIETY THAT IS HEALTHY, EDUCATED AND PRODUCTIVE

If ever there was a need for ingenuity, it was in the response to the devastation created in New Orleans by Hurricane Katrina in 2005. Since then, Entergy and its charitable foundation have donated more than $20 million to nonprofit groups that are helping rebuild the physical, intellectual and cultural assets of New Orleans and the surrounding region. Five years later, the city's unique spirit is alive and well. Post-Katrina New Orleans is in some ways even better than it was pre-Katrina. It's an amazing story that demonstrates what is possible when people pull together with determination and passion to achieve a common objective.



Entergy strives to bring that same determination and passion to each one of its social responsibility efforts. We believe we have a moral responsibility to enhance and improve the communities in which we operate. We strive to contribute to a healthy, educated and productive society by providing comprehensive assistance to our low-income customers, supporting our communities through our corporate giving and developing a diverse, engaged workforce.

In 2010, we were honored by the following recognition of our corporate social responsibility efforts:

- *Corporate Responsibility Officer* magazine named Entergy Corporation one of the "100 Best Corporate Citizens" in the nation for the fourth time in five years.
- Edison Electric Institute recognized Entergy Corporation with its annual Advocacy Excellence Award for Outstanding Achievement for its continuing efforts to expand access to quality pre-kindergarten education programs in Arkansas, Louisiana and Mississippi.
- National Fuel Funds Network awarded its Corporate Excellence Award to Entergy Corporation for its work fighting poverty and helping its low-income customers through its Low-Income Initiative, a collection of programs that serve as a model for others.

In this section of our sustainability report, we present a detailed review of our Low-Income Initiative, corporate giving and workforce initiatives.

Assisting Our Low-Income Customers

All four states served by the Entergy utility operating companies rank among the top 10 states with the highest poverty rates. As high as official poverty rates are, government statistics don't supply a complete picture. Roughly 25 percent of Entergy's 2.3 million residential customers require government assistance to meet their basic daily needs. In addition, low-income individuals and families disproportionately felt the suffering and devastation in the Gulf Coast region following recent hurricanes.

Entergy continues to advocate for increased funding for the Low Income Home Energy Assistance Program and more equitable distribution of those funds to the states in Entergy's service territory.

LIHEAP Funding in Arkansas, Louisiana, Mississippi and Texas
$ millions



313.0
358.5
311.8
09
10
11

Entergy's success is linked inextricably to the success of the communities it serves. It is our moral responsibility and a business imperative to provide assistance to our low-income customers and the communities that support them. We must help the most vulnerable become more resilient. Our Low-Income Initiative, which began more than 10 years ago, is designed to improve the flow of assistance funds, help customers better manage their energy use and support education, job training and asset accumulation programs that can help break the cycle of poverty. We made progress in each of these three areas last year, helping more people in need than ever before due to the lingering effects of the recession.

Improving the Flow of Funds

In 2010, we raised $2.3 million in bill payment assistance funds from our customers, employees and shareholders. In total, financial assistance bill payments for Entergy's low-income customers were $59 million in 2010, an increase of nearly 16 percent over 2009. Entergy continued its customer assistance fundraising efforts under its systemwide The Power to Care program. In 2010, The Power to Care fund provided bill payment assistance to more than 17,000 customers, a 44 percent increase over 2009. We also continued to advocate for increased funding for the federal Low Income Home Energy Assistance Program, participating in the annual LIHEAP Washington Action Day event to promote the program. Appropriations for fiscal year 2010 were sustained at a record level of $5.1 billion. Even at this level of funding, LIHEAP is estimated to reach only one out of every five eligible American households and the program could be subject to significant cuts as Congress attempts to address budget concerns. Entergy continues to believe increased levels of LIHEAP funding are needed along with more equitable distribution of funds across states.

Managing Energy Use

Energy bills can represent a disproportionately large portion of a low-income customer's discretionary spending. Entergy has long supported efficiency efforts to help low-income customers reduce their energy consumption.

Last year, Entergy and state-run programs helped weatherize approximately 7,000 homes, helping homeowners reduce their energy use and costs. In a pilot program funded in part by a $5 million stimulus matching grant from the U.S. Department of Energy, Entergy New Orleans will place smart meters in up to 7,400 residences of low-income customers. The technology puts valuable information in the hands of customers, which can help reduce energy bills.

Moving Toward Self-Sufficiency

We pursue a variety of efforts to help break the cycle of poverty in our communities, from educating taxpayers about the Earned Income Tax Credit to supporting programs that help low-income individuals and families accumulate assets to working to improve early childhood education.

In 2010, Entergy again partnered with groups such as the United Way to support Volunteer Income Tax Assistance centers to provide free tax preparation help and promote the EITC to individuals and families who may be eligible. Certain studies estimate the EITC has lifted 6.6 million people out of poverty, making it one of the most effective anti-poverty programs available. Entergy uses bill inserts, messages on bills and outbound calls to select customers to promote awareness of the EITC.

Entergy has worked with the Foundation for the Mid South to expand Individual Development Account programs, which are matched-savings programs that can help low-income individuals and families accumulate wealth. Over the past 10 years, this program has helped an estimated 19,000 people in 69 communities and created an economic impact of $69 million. In a similar effort, Entergy Charitable Foundation gave a $200,000 grant in 2010 to the United Way of Greater New Orleans to help fund a program that matches the savings of working poor families.

Among our efforts to improve early childhood education in 2010 were a $300,000 grant to the University of Mississippi for the Mississippi Building Blocks program and a $200,000 grant to the Early Childhood and Family Learning Foundation in New Orleans to better prepare children for school. Also Entergy Mississippi gave a

$20,000 grant to fund a community-based program that provides after-school computer tutoring and Internet access for students in low-income areas near the Grand Gulf Nuclear Station. Part of Entergy's Destination Education initiative to address gaps in public education, the grant follows other grants used to fund scholarships at Alcorn State University, establish an engineering department at Jackson State University and support a Saturday Science Academy for middle school students.

In 2010, Entergy New Orleans introduced the Pathways From Poverty simulation to bring the issues related to living in poverty to the forefront. The half-day workshop enables participants from local governments, nonprofits, schools and businesses to experience firsthand the challenges of homelessness, unemployment, securing affordable health care and child care and other issues that people in poverty face daily. After a group of local community leaders participated in the simulation, Entergy New Orleans pledged to offer the program to any group that employs or serves low-income residents.

More detail on the programs included in our Low-Income Initiative can be found in our annual Low-Income Customer Assistance Initiative Progress Report at entergy.com.

Supporting Our Communities

Giving back to the communities we serve is an integral part of Entergy's corporate mission. In 2010, Entergy and the Entergy Charitable Foundation contributed more than $16 million in charitable donations to non-profit agencies and organizations serving communities where Entergy operates.

Entergy Charitable Foundation, a private and nonprofit foundation wholly funded by Entergy Corporation, supports initiatives that create and sustain thriving communities. In particular, the foundation focuses on low-income initiatives, educational and literacy programs and efforts to protect the environment. In 2010, approximately $4.5 million in grants were awarded to nonprofit groups in states served by an Entergy operation. In addition to the Entergy Charitable Foundation, Entergy Corporation awarded grants totaling more than $12 million to community nonprofits and organizations focused on enhancing the quality of life in the communities we serve.

Entergy continued its efforts to support the rebuilding of New Orleans following Hurricane Katrina. While many aspects of the city such as its public education system are greatly improved, there is still much work to be done. Since Hurricane Katrina, Entergy and the Entergy Charitable Foundation have awarded grants totaling more than $20 million to local nonprofits working to rebuild the city.

In 2010, the world watched as another disaster unfolded off the coast of Louisiana. The BP gulf oil spill devastated marine environments and wreaked a heavy toll on tens of thousands of Entergy customers who make their living from the Gulf of Mexico. Entergy partnered with Catholic Charities and Second Harvest Food Bank to spearhead Voices from the Gulf, an initiative designed to increase awareness of the needs of individuals and families who were out of work for weeks and months following the disaster. Entergy also donated $100,000 to Catholic Charities and our employees donated more than 5,000 pounds of food to Second Harvest Food Bank.

In Arkansas and Texas, a $292,000 grant to the National Wildlife Federation is providing science-based curriculum to teach children in public schools about the importance of energy conservation and climate change. A $300,000 grant from Entergy to Mississippi Building Blocks is

2010 Grant Summary by Program Area


Community & Economic Development - 25.11%
Health & Social Services - 28.60%
Arts & Culture - 7.90%
Disaster Relief/Other - 0.71%
Environment - 10.21%
Education - 27.47%

supporting a pilot demonstration project highlighting the impact of high quality early childhood education.

Entergy employees also teamed up with the Anti-Defamation League in Arkansas, Mississippi and Louisiana to bring the ADL's No Place for Hate diversity and inclusion program to local schools. The program provides resources and tools to promote principles of respect of all individuals through activities such as essay and poster contests, lessons on preventing cyber bullying, cultural heritage fairs and student-led pep rallies. In New York, Entergy supported initiatives ranging from Jazz at Lincoln Center to Habitat for Humanity to the Westchester County Food Bank.

Entergy New Orleans pledged $1 million to the city's community programs, specifically the New Orleans Council on Aging and the New Orleans Recreation Department. The contributions will help improve facilities, services and programs that enhance the quality of life for the youth and elderly residents of New Orleans. In 2010, Entergy also signed a $1 million agreement to serve as the Community Relations and Emerging Business Partner for Super Bowl XLVII. As part of the agreement, Entergy and Entergy employee-volunteers along with other community agencies and volunteers will help rebuild city playgrounds destroyed by Katrina. The first playground – Norwood Thompson Playground – was rebuilt in November and others will follow in 2011 and 2012.

We continued our support of environmental initiatives in 2010. We awarded $550,000 in grants to the Arkansas, Louisiana, Mississippi and Texas chapters of The Nature Conservancy to support efforts to preserve biodiversity. We are the lead sponsor of the New Orleans Solar Schools Initiative, a partnership between Entergy, Nike Corporation, Winrock International, the Louisiana Chapter of the U.S. Green Building Council and the City of New Orleans. During 2010, work was completed on solar installations at Joseph A. Craig Elementary School and New Orleans Math and Science Charter High School, the second and third solar schools to be completed by the NOSSI partners. We continued our support of the Make an Impact program, which offers customized tools for our employees, customers and communities to better manage their individual impact on the environment, reduce their energy usage and become part of the solution to global climate change.

Corporate Giving

2010 Corporate Giving at a Glance

ENTERGY CHARITABLE FOUNDATION

The Entergy Charitable Foundation supports programs that support environmental and educational programs, and programs that address the underlying causes of poverty. More than $4.5 million was awarded through 150 grants in 2010.

OPEN GRANTS

Entergy Open Grants focus on improving communities as a whole through the support of health and social service agencies, the arts and culture and community enrichment programs. In 2010, more than $9.2 million was awarded through more than 1,970 grants.

UNITED WAY CAMPAIGNS

Entergy and its employees set a record for fundraising in the 2010 United Way campaign. More than $4.1 million was raised to support local United Way agencies in the communities where our employees live and work. Employee donations totaled $2 million and are matched dollar-for-dollar by shareholders.

COMMUNITY POWER SCHOLARSHIPS

Entergy Corporation has established a scholarship program to assist employees' dependents who plan to continue their education in college or vocational school programs. More than 180 students submitted applications to the program and 38 scholarships totaling $190,000 were awarded in 2010.

MATCHING EDUCATIONAL GRANTS

Entergy recognizes the importance of education by supporting our employees who make charitable contributions to education. In 2010, we awarded more than $409,000 through 706 matching educational grants to the high schools, colleges and universities supported by Entergy employees.

HEART AND HEALTH GRANTS

Heart and Health Grants support employees' active participation in health- and wellness-related events such as walks, runs and bike-a-thons. In 2010, 39 grants were made to organizations including the Juvenile Diabetes Association and the American Heart Association.

COMMUNITY CONNECTOR GRANTS

Employees can earn grants up to $750 per year for nonprofit organizations where they volunteer their time. In 2010, we awarded more than $213,000 through 391 grants in support of employee volunteer service.

Each year Entergy employees give generously of both their time and money. In 2010, employees logged more than 53,000 volunteer hours, valued at more than $1.1 million. Our Community Connectors program enables employees to earn a $250 grant for the nonprofit organization of their choice by completing 20 hours of service. Employees can earn three grants per calendar year. In 2010, we awarded nearly $213,000 in Community Connectors grants.

For the first time in 2010, we held a Power to Care Facebook Challenge. For three months, anyone with a Facebook account could vote twice a month on Facebook for one of 25 charities. More than 54,000 votes were cast. The charities in Arkansas, Louisiana, Mississippi, Texas and New Orleans that received the most votes were awarded $25,000 each. In addition, four finalists in each service area each received a $1,000 grant. In total, $145,000 in grants was awarded and the effort succeeded in engaging employees and customers and highlighting several deserving nonprofits.

Developing an Engaged, Empowered and Energized Workforce

Diversity and inclusion is more than just the programs and initiatives we offer at Entergy, it's the way we do business – bringing a diverse group of individuals together in an environment where they have the opportunity to personally contribute to the company's success while growing in their own career goals. At Entergy, we believe in cultivating a diverse workforce that is engaged, empowered and energized. We value and respect our employees and we implement workforce policies that reflect that trust and respect.

We *engage* employees through competitive compensation and benefits packages and we directly link pay to performance through incentive plans and merit pay increases. We also assist employees in achieving their personal financial goals through retirement and savings plans as well as student scholarships, matching educational gifts and employee-directed volunteer grants through our Community Connectors program.

We *empower* employees to take control of their future careers by investing in employee and leadership development programs such as mentoring, career planning, educational reimbursement programs and various management and skills training programs.

We *energize* employees regarding their personal well-being by providing fitness centers at many of our office locations and sponsoring ENSHAPE – our employee wellness program. Through ENSHAPE, employees have access to health and wellness information and resources, participate in health risk assessments and on site health screenings, and can enroll in reimbursement programs for weight management and gym memberships.

At Entergy, we recognize diversity and inclusion as a business imperative that helps the company achieve business results. We embrace diversity as a strategic competitive advantage and actively promote an inclusive workforce environment through more than 20 diversity and inclusion councils and employee resource groups. We also work with INROADS, an organization that helps identify opportunities for high-potential, ethnically diverse students, to hire interns, and we are a strong supporter of historically black colleges and universities; contributing more than $1.1 million over the past five years.

Our workforce efforts achieved special recognition in 2009. Entergy was ranked number 35 on *BusinessWeek's* "2009 Best Places to Launch a Career," an annual list that identifies companies with certain characteristics that all great employers share: great pay and benefits, top-notch training programs, and opportunities for rapid advancement. Entergy was recognized for one of the best retention rates in the 2009 ranking – 80 percent of workers are still employed at Entergy after three years and 75 percent are still employed after five years. In addition, *Minority Engineer* magazine named Entergy one of the nation's Top 50 Employers. The company placed No. 29 in the ranking on the publication's 18th annual list and was one of only two utilities recognized.

Our commitment to diversity extends beyond our workforce to our suppliers as well. Since 1987, when Entergy entered into the Declaration of Fair Share Principles with the National Association for the Advancement of Colored People, supplier diversity has awarded more than $3 billion in contracts and purchase orders to diverse suppliers. In addition, we have developed a Web-based, third party-managed portal for suppliers to do business with Entergy, and for prime suppliers to record second-tier spend. As part of our commitment to supplier diversity, Entergy has established goals to move the company toward 30 percent of annual spending with diverse suppliers.


COMMUNITY
CONNECTORS
facebook
facebook.com/ThePowertoCare

The Miser

A Miser sold all that he had, and bought a lump of gold, which he took and buried in a hole dug in the ground by the side of an old wall, and went daily to look at it. One of his workmen, observing his frequent visits to the spot, watched his movements, discovered the secret of the hidden treasure, and digging down, came to the lump of gold, and stole it. The Miser, on his next visit, found the hole empty, and began to tear his hair, and to make loud lamentations. A neighbor, seeing him overcome with grief, and learning the cause, said, "Pray do not grieve so; but go and take a stone, and place it in the hole, and fancy that the gold is still lying there. It will do you quite the same service; for when the gold was there, you had it not, as you did not make the slightest use of it."

THE TRUE VALUE OF MONEY IS NOT IN ITS POSSESSION BUT IN ITS USE.

Maximizing Value for Our Stakeholders

STRIVING TO ACHIEVE TOP-QUARTILE SHAREHOLDER RETURN

We measure our economic performance by total shareholder return and strive to deliver results that rank in the top quartile of our peer group. Over the past 12-year period, our total shareholder return was 240.9 percent, which ranked in the top quartile among Philadelphia Utility Index members. In 2010, however, our total shareholder return fell short at (9.7) percent, which ranked in the bottom quartile of our peer group.

Going forward, we believe we are well prepared to restore our top-quartile performance. Our utility business is among the fastest growing in the United States. In our long-term financial outlook updated in April 2011, we estimate Utility net income compound average annual growth of 6 to 8 percent for 2010 through 2014 (off 2009 base levels) driven by improving returns and investing capital wisely to meet customers' needs. At Entergy Wholesale Commodities, we've executed significant hedging for 2011 and 2012, providing certainty in a bearish commodity-price environment, while retaining longer-term optionality to capture the benefits of ongoing economic growth and new environmental regulation. In addition, we believe it is critical to ensure we have cash available to invest in opportunities as they arise or return it to our owners. To that end, we are maximizing cash generation in each business to further enhance our liquidity position and solid credit metrics that support ready access to capital on reasonable terms.



We have historically returned cash to our shareholders through a combination of dividends and share repurchases, a strategy we expect to continue. In 2010, we completed the $750 million repurchase program authorized by our board of directors in 2009, and we announced the authorization of a new $500 million share repurchase program. In addition, we increased our dividend for the first time since 2007. Absent other attractive investment opportunities, capital deployment through dividends and share repurchases could total as much as $4 billion to $5 billion from 2010 through 2014 under the long-term business outlook updated in April. The amount of share repurchases may vary as a result of material changes in business results, capital spending or new investment opportunities.

The Utility: Generating Industry-Leading Growth

The utility operating companies realize that people depend on the power provided as essential to their daily lives. Each utility operating company is committed to delivering affordable, reliable and clean power to their customers. Over the past 12 years and again in 2010, customer service performance as measured by outage frequency, outage duration and regulatory outage complaints improved. In early 2010, the Utility began a new multi-million dollar integrated customer communication effort to further improve customer satisfaction. Early results have been promising with the utility operating companies improving or maintaining customer satisfaction as measured in a J.D. Power residential customer survey. Also over the past 12 years, the average residential base rate for the utility operating companies' customers reflected a compound annual growth rate of 0.4 percent, well below the inflation rate of 2.5 percent for the same period.

Utility employees strive to achieve industry-leading performance in generation, transmission and distribution operations. In 2010, the utility nuclear team delivered its highest capability factor ever of 94.1 percent. Employees from Arkansas Nuclear One earned Nuclear Project of the Year honors from *Power Engineering* magazine in an annual global competition. The Waterford 3 Steam Electric Station achieved its best ever annual net generation and broke its own record for continuous days of operation while Grand Gulf Nuclear Station completed a record run in early 2010 and River Bend Station achieved a record run in fall 2009.

The utility operating companies' approach to regulation is multidimensional and includes Formula Rate Plans, capacity and transmission riders, storm securitization and acquisition preapprovals. We believe that FRPs are efficient and effective regulatory constructs, enabling the utility operating companies to earn a return on equity sufficient to attract capital to support investment while providing timely resets if earnings fall above or below a specified band. In Arkansas and Texas, two jurisdictions that use periodic rate cases, significant progress was realized in 2010. In June, the Arkansas Public Service Commission approved a settlement and subsequent compliance tariffs that provide for a $63.7 million rate increase and authorized an ROE of 10.2 percent, up from 9.9 percent previously. This is the first base rate increase approved for Entergy Arkansas since 1985. In Texas, the Public Utility Commission of Texas unanimously approved a $68 million rate increase in December and authorized an ROE of 10.125 percent. In addition, the rate case set a baseline for future annual filings under a transmission rider. However, Entergy Texas intends to continue to work with Texas stakeholders to achieve rate recovery mechanisms that permit full recognition of its cost structure and investment and power needs to meet growing customer demand.

As the Utility strives for industry-leading growth, it will continue to pursue opportunities to improve customer service, while keeping its focus on the reliability and affordability of the power delivered to customers.

Through the portfolio transformation strategy, the Utility continues to pursue opportunities to procure the right generating technologies for its customers in the most efficient manner possible. It continues to invest to address current capacity shortfalls, meet long-term load growth and plan for deactivation of aging generation assets as appropriate. Entergy's utility operating companies have purchased power plants totaling approximately 2,900 megawatts since 2005. The most recent acquisition of Acadia Energy Center Unit 2, a 580-megawatt, highly efficient, load-following natural gas-fired plant in southern Louisiana, closed in April 2011. Pursuant to the Summer 2009 Request for Proposals for Long-Term Resources, the utility operating companies have announced the pending acquisition of two natural gas-fired generation plants, and are negotiating the purchase of additional power capacity and evaluating the self-build of a 550-megawatt combined-cycle gas-turbine generation facility at our Ninemile Point Power Plant in Westwego, La.

Looking ahead, the Utility expects load growth to return to the long-term trend of 1 to 1.5 percent annual increases. Industrial facility expansions are expected to drive higher growth in 2011. Combined with growth from productive investments and constructive regulatory outcomes, the utility business has the potential to generate 6 to 8 percent compound average annual net income growth in the 2010 to 2014 period (2009 base year). As the Utility strives for industry-leading growth, it will continue to pursue opportunities to improve customer service, while keeping its focus on the reliability and affordability of the power delivered to customers.

Entergy Wholesale Commodities: Meeting the Challenges

In 2010, Entergy combined its non-utility generation into one organization called Entergy Wholesale Commodities or EWC. This business includes our six non-utility nuclear units at five sites in Massachusetts, Michigan, New York and Vermont, one nuclear plant in Nebraska managed under a service contract and approximately 1,000 megawatts of non-nuclear generation, including 80 megawatts of wind power. At the end of 2010, EWC successfully completed



the sale of its 335-megawatt ownership position in the Harrison County, Texas, power plant, which generated an after-tax gain for Entergy and reduces expected losses going forward.

The EWC reorganization is designed to achieve increased commercial focus, greater integration and accountability for business unit risk and finance functions, and a heightened focus on state government and regulatory affairs in Entergy's competitive markets. The structure retains many strengths of the non-utility nuclear spin-off concept.

The most important source of value creation in EWC is the basic operation of its nuclear and non-nuclear generation assets. EWC employees are dedicated to operational excellence and earned recognition for their commitment in 2010. Several nuclear plants set operational records in 2010 for continuous runs and outage performance. The fleet-wide capability factor for EWC nuclear assets was 91 percent in 2010, compared to 73 percent prior to Entergy ownership. Higher capability factors imply greater generation output and higher sustained value for the community and shareholders. Production costs for the nuclear fleet were $25 per MWh, a decrease of 17 percent compared to costs prior to Entergy ownership. EWC continues to try to stabilize nuclear production costs, which are subject to a number of upward pressures from fuel and labor costs, and regulations.

In 2010, EWC continued efforts toward obtaining 20-year license renewals at Indian Point, Pilgrim and Vermont Yankee. At all three plants, the NRC will allow continued plant operation while its decision is pending since Entergy filed license renewal applications more than five years prior to the end of the current license period. These safe, clean nuclear generation assets are an essential component of any realistic scenario to address the future energy requirements of their service areas. In April 2011, Entergy Corporation's subsidiaries, Entergy Nuclear Vermont Yankee, LLC and Entergy Nuclear Operations, Inc., filed a complaint in U.S. District Court for the District of Vermont seeking a judgment to prevent the state of Vermont from forcing the Vermont Yankee nuclear power plant to cease operation on March 21, 2012. This request for declaratory and injunctive relief follows the NRC's March 21, 2011, renewal of Vermont Yankee's operating license authorizing the plant's operation through March 21, 2032. The NRC's action came after a thorough and exhaustive five-year safety and environmental review of the plant.

In the near term, EWC is currently among the best-positioned non-utility generators providing certainty in a bearish environment, having executed significant hedging for 2011 and 2012 based on our point of view for those periods. Over the longer term, EWC is focused on capturing the potential upside for the business from the positive effects of ongoing economic growth and new environmental regulation.


Total Shareholder Return
2010, %
15.1
5.7
Philadelphia Utility Index
S&P 500
ETR
(9.7)


Total Shareholder Return
12/31/1998 to 12/31/2010, %
240.9
98.1
26.6
ETR
Philadelphia Utility Index
S&P 500

Our total shareholder return over the past 12 years ranked in the top quartile of our peer group; yet in 2010, Entergy delivered negative total shareholder return. We will work diligently to once again deliver top-quartile performance.



Forward-Looking Information

In this report and from time to time, Entergy Corporation makes statements as a registrant concerning its expectations, beliefs, plans, objectives, goals, strategies, and future events or performance. Such statements are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as "may," "will," "could," "project," "believe," "anticipate," "intend," "expect," "estimate," "continue," "potential," "plan," "predict," "forecast," and other similar words or expressions are intended to identify forward-looking statements but are not the only means to identify these statements. Although Entergy believes that these forward-looking statements and the underlying assumptions are reasonable, it cannot provide assurance that they will prove correct. Any forward-looking statement is based on information current as of the date of this report and speaks only as of the date on which such statement is made. Except to the extent required by the federal securities laws, Entergy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Forward-looking statements involve a number of risks and uncertainties. There are factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including those factors discussed or incorporated by reference in (a) Item 1A. Risk Factors, in the 2010 SEC Form 10-K (b) Management's Financial Discussion and Analysis, and (c) the following factors (in addition to others described elsewhere in this report and in subsequent securities filings):

- resolution of pending and future rate cases and negotiations, including various performance-based rate discussions, and other regulatory proceedings, including those related to Entergy's System Agreement or any successor agreement or arrangement, Entergy's utility supply plan, recovery of storm costs, and recovery of fuel and purchased power costs
- changes in utility regulation, including the beginning or end of retail and wholesale competition, the ability to recover net utility assets and other potential stranded costs, the operations of the independent coordinator of transmission for Entergy's utility service territory and transition to a successor or alternative arrangement, including possible participation in a regional transmission organization, and the application of more stringent transmission reliability requirements or market power criteria by the FERC
- changes in regulation of nuclear generating facilities and nuclear materials and fuel, including possible shutdown of nuclear generating facilities, particularly those owned or operated by the Entergy Wholesale Commodities business, and the effects of new or existing safety concerns regarding nuclear power plants and nuclear fuel
- resolution of pending or future applications for license renewals or modifications of nuclear generating facilities
- the performance of and deliverability of power from Entergy's generation resources, including the capacity factors at its nuclear generating facilities
- Entergy's ability to develop and execute on a point of view regarding future prices of electricity, natural gas, and other energy-related commodities
- prices for power generated by Entergy's merchant generating facilities, the ability to hedge, sell power forward or otherwise reduce the market price risk associated with those facilities, including the Entergy Wholesale Commodities nuclear plants
- the prices and availability of fuel and power Entergy must purchase for its Utility customers, and Entergy's ability to meet credit support requirements for fuel and power supply contracts
- volatility and changes in markets for electricity, natural gas, uranium, and other energy-related commodities
- changes in law resulting from federal or state energy legislation or legislation subjecting energy derivatives used in hedging and risk management transactions to governmental regulation
- changes in environmental, tax, and other laws, including requirements for reduced emissions of sulfur, nitrogen, carbon, mercury, and other substances, and changes in costs of compliance with environmental and other laws and regulations
- uncertainty regarding the establishment of interim or permanent sites for spent nuclear fuel and nuclear waste storage and disposal
- variations in weather and the occurrence of hurricanes and other storms and disasters, including uncertainties associated with efforts to remediate the effects of hurricanes and ice storms and the recovery of costs associated with restoration, including accessing funded storm reserves, federal and local cost recovery mechanisms, securitization, and insurance
- effects of climate change
- Entergy's ability to manage its capital projects and operation and maintenance costs
- Entergy's ability to purchase and sell assets at attractive prices and on other attractive terms
- the economic climate, and particularly economic conditions in Entergy's Utility service territory and the Northeast United States and events that could influence economic conditions in those areas
- the effects of Entergy's strategies to reduce tax payments
- changes in the financial markets, particularly those affecting the availability of capital and Entergy's ability to refinance existing debt, execute share repurchase programs, and fund investments and acquisitions
- actions of rating agencies, including changes in the ratings of debt and preferred stock, changes in general corporate ratings, and changes in the rating agencies' ratings criteria
- changes in inflation and interest rates
- the effect of litigation and government investigations or proceedings
- advances in technology
- the potential effects of threatened or actual terrorism and war or a catastrophic event such as a nuclear accident or a natural gas pipeline explosion
- Entergy's ability to attract and retain talented management and directors
- changes in accounting standards and corporate governance
- declines in the market prices of marketable securities and resulting funding requirements for Entergy's defined benefit pension and other postretirement benefit plans
- changes in decommissioning trust fund values or earnings or in the timing of or cost to decommission nuclear plant sites
- factors that could lead to impairment of long-lived assets
- the ability to successfully complete merger, acquisition, or divestiture plans, regulatory or other limitations imposed as a result of merger, acquisition, or divestiture, and the success of the business following a merger, acquisition, or divestiture.

GAAP TO NON-GAAP RECONCILIATION

Earnings Per Share	2010	2009
As-Reported	$ 6.66	$ 6.30
Less Special Items	$(0.44)	$(0.37)
Operational	$ 7.10	$ 6.67

Committing to Future Progress

Entergy is a point-of-view-driven company with a sustainable approach to business. We consider sustainability when setting our strategies by evaluating and optimizing their environmental, societal and financial impact. We are committed to making continued progress along multiple dimensions, which we believe is the only way to truly achieve sustainable success.

Safety and Environmental Commitments

We will strive to achieve an accident-free work environment at every work location by reinforcing an employee-owned safety culture with effective policies, systems and tools. We will continue to develop safety programs that emphasize employee participation, regular self-evaluation and a comprehensive approach to consistently meet performance-based criteria. Entergy work sites will be encouraged, but not required, to apply for certification under the Occupational Safety and Health Association's Voluntary Protection Program.

We will complete work under our five-year comprehensive strategic safety plan in 2011 and report our progress against our stated target of a 50 percent reduction in Lost Work Day Incident Rate performance and an enhanced focus on eliminating all fatalities. We will begin development of a comprehensive safety plan for the next five to 10 years, which furthers our progress toward realizing an accident-free work environment.

We will strive to be one of the cleanest power generators in America – one that voluntarily limits its greenhouse gas emission levels and conserves natural resources in as many ways as possible. We will strive to support efforts to preserve the air, water and biodiversity in the areas where we operate. To that end, we will continue to execute against our comprehensive environmental plan, which is focused on voluntarily stabilizing our greenhouse gas emissions, coastal restoration, biodiversity, energy efficiency, recycling and pollution prevention.

In 2011, we will implement our next voluntary CO_2 emissions stabilization commitment. We also will work with Gulf Coast communities and other stakeholders to facilitate adaptation, mitigate environmental risks and build a more resilient U.S. Gulf Coast.

We will continue to invest in our clean generation portfolio by pursuing investments in new or repowered assets that are efficient and provide lower cost alternatives for our utility customers. We will preserve our option for new nuclear development and pursue opportunities to explore renewable energy sources such as solar, wind and hydropower.

We will work with policymakers to establish effective policies to address climate change. We believe any effective policy must include finding a fix for conventional coal plants, the single largest source of global greenhouse gas emissions. We will continue to advocate aggressively for action on the climate change issue, which we believe is one of the most important challenges our society faces.

Low-Income and Social Responsibility Commitments

We aspire to break the cycle of poverty and contribute to a society that is healthy, educated and productive. Our Low-Income Initiative will continue to focus on assisting needy customers and breaking the cycle of poverty by:

- Improving the flow of funds to low-income customers by advocating for funding for the federal Low Income Home Energy Assistance Program and raising customer assistance funds under the Power to Care program.
- Helping customers better manage their energy use through weatherization and conservation education efforts by Entergy Corporation and its utility operating companies.
- Moving customers toward self-sufficiency by educating them about available benefits such as the Earned Income Tax Credit, supporting innovative efforts like the Individual Development Accounts program with the Foundation for the Mid South, and funding education and job-training programs and research.

More detail on the specific initiatives we will use to meet our low-income commitments is available in our Low-Income Customer Assistance Initiative Progress Report at entergy.com.

We will support and strengthen the communities we serve through corporate giving, employee giving and volunteerism. Our corporate giving is focused on educational and environmental initiatives as well as efforts to assist people living in poverty.

We will support the development of an engaged and diverse workforce. We are committed to providing our employees with opportunities to grow and reach their full potential. We are committed to building an inclusive work environment that values the contributions and talents of each individual.

Financial Commitments

Our overarching financial aspiration is to deliver top-quartile total shareholder return. Specifically, our long-term outlook updated in April 2011 identifies opportunities to:

- Deliver 6 to 8 percent compound average annual net income growth from 2010 to 2014 (2009 base year) at the utility business,
- Position Entergy Wholesale Commodities to provide near-term certainty in a bearish market environment, while preserving the option to capture upside over the long term from the positive effects of ongoing economic recovery and new environmental regulations.
- Accumulate cash in order to have the ability to invest through a balanced capital/return program, including the potential for as much as $4 billion to $5 billion of capital return through dividends and share repurchases for 2010 through 2014, absent attractive investment opportunities, and
- Maintain strong liquidity and solid credit metrics that support ready access to capital on reasonable terms.

Acting With Integrity



It is best to prepare for the days of necessity.

Milestones on Our Journey

2010 Recognition

CORPORATE RESPONSIBILITY OFFICER MAGAZINE – ONE OF THE "100 BEST CORPORATE CITIZENS"

Corporate Responsibility Officer magazine named Entergy Corporation one of the "100 Best Corporate Citizens" in the nation for the fourth time in five years. The magazine's 12th annual ranking evaluates the performance of the 1,000 largest companies in seven areas: climate change, environment, philanthropy, employee relations, financial, governance.

DOW JONES SUSTAINABILITY WORLD INDEX

The Dow Jones Sustainability Indexes again named Entergy Corporation to their World Index and North America Index for 2010. Entergy was one of only five U.S. utility companies selected to the World Index and one of only 10 utilities selected to the North America Index. Entergy has been recognized by the DJSI World Index for nine consecutive years and by the DJSI North America Index for five consecutive years – a distinction held by no other U.S. utility company.

EDISON ELECTRIC INSTITUTE – EMERGENCY ASSISTANCE AWARD

Edison Electric Institute recognized Entergy Corporation for the 13th consecutive year with its national storm restoration award. This award recognizes Entergy's work in restoring power following a wide-ranging snowstorm that struck the southeastern region of the country in December 2009.

EDISON ELECTRIC INSTITUTE – ADVOCACY EXCELLENCE AWARD FOR OUTSTANDING ACHIEVEMENT

Edison Electric Institute recognized Entergy Corporation with its annual Advocacy Excellence Award for Outstanding Achievement for its continuing efforts to expand access to quality pre-kindergarten education programs in Arkansas, Louisiana and Mississippi.

GOVERNANCEMETRICS INTERNATIONAL – HIGHEST RATING FOR CORPORATE GOVERNANCE

GovernanceMetrics International awarded Entergy a global rating of 10.0, the highest possible rating in recognition of best-in-class corporate governance.

NATIONAL FUEL FUNDS NETWORK – CORPORATE EXCELLENCE AWARD

Entergy Corporation received the honor for its work fighting poverty and helping its low-income customers through its Low-Income Customer Assistance Initiative, a collection of programs that serve as a model for our industry peers and beyond.

RESTORE AMERICA'S ESTUARIES – CORPORATE LEADERSHIP AWARD

Restore America's Estuaries honored Entergy with its Corporate Leadership Award in recognition of our many contributions to habitat restoration.

THE SUSTAINABILITY YEARBOOK – 2010 BRONZE CLASS

The Sustainability Yearbook, one of the world's most insightful publications on corporate sustainability and the related challenges and opportunities for companies, recognized Entergy for the 2010 edition. Each year the 2,500 largest companies in the world as reflected in the Dow Jones Wilshire Global Index are invited to participate in Sustainable Asset Management's Corporate Sustainability Assessment. Only the top-scoring 15 percent from the 58 sectors assessed are included.

Contacts

CORPORATE ENVIRONMENT AND SAFETY CONTACTS

Gary Serio
Vice President – Safety & Environment
Telephone: 504.576.4585
Facsimile: 504.576.2315
Email: gserio@entergy.com

Patricia Hoppe
Director – Corporate Safety
Telephone: 504.576.5510
Facsimile: 504.576.2316
Email: phoppe@entergy.com

Brent Dorsey
Director – Corporate Environmental Programs
Telephone: 504.576.5084
Facsimile: 504.576.2316
Email: bdorsey@entergy.com

CONNECT WITH US:

- twitter.com/EntergyMedia
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- youtube.com/entergy
- livestream.com/entergylive
- flickr.com/entergy
- entergy.com/News_Room/rss/feeds.aspx

SOCIAL RESPONSIBILITY AND LOW-INCOME INITIATIVE CONTACTS

Kay Kelley Arnold
Vice President – Public Affairs
Telephone: 501.377.3553
Facsimile: 501.377.3508
Email: karnold@entergy.com

Patty Riddlebarger
Director – Corporate Social Responsibility
Telephone: 504.576.6116
Facsimile: 504.576.2190
Email: driddl1@entergy.com

PUBLIC AND MEDIA INQUIRIES

Toni Beck
Group Vice President – Corporate Communications
Telephone: 504.576.2547
Facsimile: 504.576.2975
Email: tbeck1@entergy.com

Alex Schott
Senior Lead Communicator – Corporate Communications
Telephone: 504.576.6572
Facsimile: 504.576.4269
Email: aschott@entergy.com

Entergy

Entergy Corporation
639 Loyola Avenue
New Orleans, LA 70113
504-576-4000
entergy.com
Twitter: @EntergyMedia